     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 18, 1996

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                    CHILDREN'S COMPREHENSIVE SERVICES, INC.
             (Exact name of registrant as specified in its charter)
                      ------------------------------------

         TENNESSEE                805 SOUTH CHURCH STREET                62-1240866
(State or other jurisdiction    MURFREESBORO,TENNESSEE 37130          (I.R.S. Employer
    of incorporation or                (615) 896-3100              Identification Number)
        organization)             (Address, including zip
                                code, and telephone number,
                                  including area code, of
                                   registrant's principal
                                     executive offices)

                      ------------------------------------

                              DONALD B. WHITFIELD
               VICE PRESIDENT - FINANCE, SECRETARY AND TREASURER
                    CHILDREN'S COMPREHENSIVE SERVICES, INC.
                            805 SOUTH CHURCH STREET
                         MURFREESBORO, TENNESSEE 37130
                                 (615) 896-3100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------

                                         Copies to:
                 LEIGH WALTON                                DAVID SYLVESTER
            BASS, BERRY & SIMS PLC                            MARK G. BORDEN
            FIRST AMERICAN CENTER                             HALE AND DORR
          NASHVILLE, TENNESSEE 37238                   1455 PENNSYLVANIA AVE., N.W.
                (615) 742-6200                            WASHINGTON, D.C. 20004
                                                              (202) 942-8400

                      ------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE

===================================================================================================
                                                  PROPOSED          PROPOSED
                                 AMOUNT           MAXIMUM           MAXIMUM          AMOUNT OF
     TITLE OF SHARES             TO BE         OFFERING PRICE      AGGREGATE        REGISTRATION
     TO BE REGISTERED        REGISTERED(1)      PER SHARE(2)     OFFERING PRICE         FEE
- ---------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value per share.........     2,875,000           $19.50         $56,062,500         $19,332
===================================================================================================

(1) Includes up to 375,000 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) on the basis of the average of the high and low sales prices of the Registrant's Common Stock on the Nasdaq National Market on July 16, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JULY 18, 1996

                                2,500,000 SHARES

                     CHILDRENS COMPREHENSIVE SERVICES LOGO

                                  COMMON STOCK

     Of the 2,500,000 shares of Common Stock offered hereby, 1,500,000 are being sold by Children's Comprehensive Services, Inc. (the "Company") and 1,000,000 are being sold by certain of the Company's shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "KIDS." On July 17, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $21.00 per share. See "Price Range of Common Stock."

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------
                              Price to      Underwriting    Proceeds to      Proceeds to
                               Public       Discount (1)    Company (2)        Selling
                                                                            Shareholders
- -------------------------------------------------------------------------------------------
Per Share...............         $               $               $                $
Total (3)...............         $               $               $                $
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting estimated offering expenses of $500,000, payable by the Company.

(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $           , the
    Underwriting Discount will total $           , the Proceeds to Company will
    total $           and the Proceeds to Selling Shareholders will total
    $           . See "Principal and Selling Shareholders" and "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against
payment therefor at the office of Montgomery Securities on or about            ,
1996.

                            ------------------------

MONTGOMERY SECURITIES
                      EQUITABLE SECURITIES CORPORATION

                                                  LEHMAN BROTHERS

                                            , 1996

                      Omitted Graphic and Image Material


     The following is a narrative description of graphic and image material contained in the printed version of the prospectus which has been omitted from the version filed electronically.


Inside front cover:

   1. The heading "Education and Treatment Services for At Risk and Troubled Youth."

   2. Pictures depicting (i) a youth being comforted by a Company staff member, (ii) a youth working at a computer and (iii) a youth participating in an obstacle course at one of the Company's therapeutic wilderness programs. The following caption accompanies the foregoing pictures:

       "Children's Comprehensive Services, Inc. is one of the largest for-profit providers of education and treatment services for at risk and troubled youth in the United States and, at March 31, 1996, served over 1,800 youth through 37 programs.

   3. A bar graph showing the continuum of programs provided by the Company. The following caption accompanies the bar graph:

       "The Company offers a comprehensive continuum of consistent, high quality and cost-effective education and treatment programs, which enables it to tailor its services to the specific needs of each locality, client agency and youth population, and the unique needs of each youth.




     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information (including the consolidated financial statements and notes thereto) included elsewhere in this Prospectus or incorporated by reference herein, which should be read in its entirety. Unless the context indicates otherwise, (i) references to programs and services provided by the Company include programs and services provided by the Company directly and through its management contract with Helicon, Incorporated ("Helicon"), a Section 501(c)(3) not-for-profit corporation, (ii) all information gives effect to a one-for-two reverse split of the Common Stock effective March 21, 1996, and (iii) all information assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The Company's fiscal year ends March 31. References to fiscal years by date refer to the fiscal year ending March 31 of that year.

                                  THE COMPANY

     Children's Comprehensive Services, Inc. is one of the largest for-profit providers of education and treatment services for at risk and troubled youth in the United States. The Company's programs include a comprehensive continuum of services provided in both residential and non-residential settings for youth who are emotionally disturbed, behaviorally disordered, developmentally delayed or learning disabled. The Company has contracts to provide its education and treatment services through the operation and management of specialized education programs and both open and secure residential treatment centers for local, state and federal governmental agencies in Alabama, California, Florida, Louisiana, Tennessee and Texas. As of March 31, 1996, the Company was providing education and treatment services, either directly or through its management contract with Helicon, to over 1,800 youth through 37 different programs. Since fiscal 1994, the Company has expanded its operations by broadening its program offerings, increasing student capacity at existing programs and developing new programs in response to privatization and other opportunities. During this period, the number of youth served in the Company's programs increased from approximately 1,100 as of March 31, 1994 to over 1,800 as of March 31, 1996.

     The Company believes the market for the education and treatment of at risk and troubled youth is a large and growing market. The population of at risk and troubled youth ranges from youth who have been abused and neglected to those who are seriously emotionally disturbed. At one end of the spectrum are at risk youth. These are youth who are not functioning well in school or at home and exhibit such behavior as aggressive noncompliance with parents and authority figures, chronic truancy, fighting, running away and alcohol or drug abuse. At the other end of the spectrum are troubled youth. These are youth who have committed serious and/or violent crimes, such as sex offenses, robberies, assaults and drug trafficking. Governmental agencies traditionally have provided education and treatment services for at risk and troubled youth either directly or through private providers of these services. The Company believes that the increasing number of youth in the United States and the increasing prevalence of juvenile crime have resulted in a growing demand for education and treatment services for at risk and troubled youth, which will make it increasingly less likely that governmental entities will be able to provide the necessary services directly. The Company believes these factors, together with pressures on governmental agencies to control costs and improve the quality of services, will further the growing trend throughout the United States toward privatization of these services.

     The Company educates and treats at risk and troubled youth through a comprehensive continuum of services that are designed to address the specific needs of each individual in order to return the youth to their schools or communities. The Company provides education and treatment services in both non-residential and residential settings, ranging from family preservation programs to 24-hour secure facilities. The Company's non-residential programs are designed to meet the special needs of at risk and troubled youth, while enabling the youth to remain in his or her home and community. These programs include educational day treatment programs, diversionary education programs, family preservation programs, homebound education services and on-site education programs in emergency shelters and diagnostic centers. The Company's residential programs consist of pre-trial secure residential programs, therapeutic wilderness programs, a residential psychiatric treatment program, behavioral and emotional disorder treatment programs , diagnostic and evaluation services and group homes. Residential services are typically utilized when structured observation is necessary, when severe behavior management needs are present or when containment and safety are required.

     The Company's operating philosophy is to help at risk and troubled youth reach their potential through the delivery of a comprehensive continuum of consistent, high quality and cost-effective education and treatment services. The Company believes the breadth of services it offers differentiates the Company from other providers, which are typically state and local governmental agencies or local not-for-profit companies, that provide fewer services. The Company strives to enhance the quality of its programs, its program offerings and the quality of its highly trained staff to improve the positive impact of its programs on the youth they serve. The Company intends to focus on proven policies and procedures and efficient application of financial resources in order to continue to provide an attractive, cost-effective alternative to programs operated directly by governmental entities.

     The Company's growth strategy is to expand its existing programs and program offerings, expand its programs to additional geographic areas in the United States and pursue strategic acquisitions. The Company intends to build upon established relationships to expand the Company's current programs and obtain contracts for additional programs in existing markets, and to develop new programs in response to societal trends and the special needs of governmental agencies. The Company also plans to expand its programs to additional geographic areas. The Company has selectively targeted additional geographic areas, both within the states in which the Company currently operates and in additional states, for marketing over the next 12 to 18 months. Finally, because the market for youth education and treatment services is highly fragmented, the Company believes there are significant opportunities to enhance its market position though strategic acquisitions that will enable the Company to expand its operations into new geographic areas, add additional programs types and establish new relationships with local governmental entities.

     The Company conducts a significant portion of its business through its relationship with Helicon, a not-for-profit provider of youth education and treatment services. The Company provides consulting, management and marketing services to Helicon at 11 programs. For these services, the Company is entitled to receive a fee based upon the monthly gross revenues from Helicon's programs. Helicon also leases certain facilities owned by the Company. See "Risk
Factors -- Relationship with Helicon."

     The principal executive offices of the Company are located at 805 South Church Street, Murfreesboro, Tennessee 37130, and its telephone number is (615) 896-3100. Unless the context indicates otherwise, references to the Company also include its wholly-owned subsidiary, Children's Comprehensive Services of California, Inc.

                              RECENT DEVELOPMENTS

  1997 First Quarter Results

     The Company announced today its preliminary results for the first quarter of fiscal 1997. For the quarter ended June 30, 1996, the Company's total revenues increased 20.8% to $6,793,000 from $5,624,000 for the first quarter of fiscal 1996. Income from operations increased 59.7% to $1,332,000 for the first quarter of fiscal 1997 from $834,000 for the first quarter of fiscal 1996. Net income increased 68.2% to $853,000 for the quarter ended June 30, 1996 from $507,000 for the same period in fiscal 1996. Fully diluted net income per share for the first quarter of fiscal 1997 increased to $0.15 from $0.09 for the first quarter of fiscal 1996. These increases were primarily due to higher utilization and increased efficiencies within existing programs, the impact of programs opened during fiscal 1996 and increased management fee income from Helicon.

  Recently Announced Programs

     Riverside County, California. In May 1996, the Company initiated an educational day treatment program at a residential juvenile facility for 30 students in Riverside County, California. The Company also manages the facility's residential treatment program for Helicon.

     Bexar County, Texas. In July 1996, the Company entered into a contract to operate a juvenile justice alternative school in Bexar County, Texas. Scheduled to open in September 1996 for the 1996-1997 school year, the school will accommodate up to 400 students who have been removed from the county's public school system for various statutory offenses.

     Eufaula, Alabama. In July 1996, the Company entered into a contract to operate a medium-security residential youth center in Eufaula, Alabama. The program, scheduled to open in August 1996, will serve 60 juvenile males who have been committed to state custody.

                                  THE OFFERING

Common Stock offered by the Company....................   1,500,000 shares
Common Stock offered by the Selling Shareholders.......   1,000,000 shares
Common Stock to be outstanding after the offering......   6,999,160 shares(1)
Use of proceeds........................................   To repay indebtedness, finance
                                                            expansion of the Company's
                                                            programs, including possible
                                                            acquisitions, and for general
                                                            corporate purposes.
Nasdaq National Market symbol..........................   KIDS

- ---------------

(1) Does not include 417,732 shares of Common Stock issuable upon the exercise of (a) outstanding stock options to purchase 408,116 shares of Common Stock under the Company's stock incentive plans and (b) an outstanding warrant to purchase 9,616 shares of Common Stock. See "Description of Capital Stock."

                         ------------------------------

     The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
           (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)

                                                               FISCAL YEAR ENDED MARCH 31,
                                                           -----------------------------------
                                                            1994          1995          1996
                                                           -------       -------       -------
STATEMENTS OF OPERATIONS DATA:
Total revenues.......................................      $18,849       $20,942       $24,666
Operating expenses:
  Employee compensation and benefits.................       11,619        12,676        15,010
  Purchased services and other expenses..............        3,601         3,886         4,590
  Depreciation and amortization......................        1,277         1,080         1,025
  Other operating expenses...........................          193           184           139
                                                           -------       -------       -------
     Total operating expenses........................       16,690        17,826        20,764
                                                           -------       -------       -------
Income from operations...............................        2,159         3,116         3,902
Interest expense, net................................        1,397         1,187           833
Other (income) expense, net..........................          455(1)        (44) (2)       --
                                                           -------       -------       -------
Income before income taxes and extraordinary item....          307         1,973         3,069
Provision for income taxes...........................           --            69           491
                                                           -------       -------       -------
Income before extraordinary item.....................          307         1,904         2,578
Extraordinary item...................................           --            --            54(3)
                                                           -------       -------       -------
Net income...........................................      $   307       $ 1,904       $ 2,524
                                                           =======       =======       =======
Net income per common share, fully diluted...........      $  0.08       $  0.37       $  0.44
Weighted average common shares outstanding, fully
  diluted............................................        3,756         5,115         5,688
OTHER OPERATING DATA (AT PERIOD END)(4):
Number of programs...................................           29            34            37
Number of youth in programs:
  Residential........................................          366           396           458
  Non-residential....................................          755         1,255         1,354
                                                           -------       -------       -------
     Total...........................................        1,121         1,651         1,812

                                                                            MARCH 31, 1996
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(5)
                                                                      -------     --------------
BALANCE SHEET DATA:
Working capital...................................................    $ 3,904        $ 26,462
Total assets......................................................     22,122          44,479
Total long-term debt..............................................      6,052              --
Total shareholders' equity........................................     12,032          40,621

- ---------------
(1) Amount consists of write-off of advances to Helicon of $1,024, net of other income of $569. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and incorporated by reference herein.

(2) Amount consists of write-down of property of $122, net of other income of $166. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and incorporated by reference herein.

(3) Amount represents loss on early extinguishment of debt, net of an income tax benefit of $10. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and incorporated by reference herein.

(4) Other operating data includes data relating to programs operated by the Company directly and through its management contract with Helicon.

(5) Adjusted to reflect the sale of the 1,500,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $21.00 per share and the application of the estimated net proceeds therefrom, including the repayment of long-term debt. The Company intends to repay in full the Company's long-term debt, together with an associated prepayment penalty of approximately $500, in October 1996. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

DEPENDENCE ON CERTAIN CUSTOMERS

     During the fiscal year ended March 31, 1996, the Company earned approximately 23% of its revenues under a contract with the Riverside County Office of Education, Riverside, California, and approximately 15% of its revenues under three contracts with the State of Tennessee. The existing contracts with Riverside County and the State of Tennessee expired on June 30, 1996. As is customary, the Company historically has negotiated the renewal of these contracts in July and August following the end of the fiscal year (June
30) of these governmental entities. The Company currently is negotiating the renewal of the contract with Riverside County for a period of one year. The Company has reached agreement regarding the renewal terms of each of the three Tennessee contracts, two of which were renewed for a period of six months and the other for a period of one year. The termination or non-renewal of any of these contracts or the renewal of such contracts on less favorable terms would have a material adverse effect on the Company, and it would be difficult for the Company to replace the revenues from these contracts. There can be no assurance that all of the contracts with Riverside County or the State of Tennessee will be renewed for the current or any subsequent year on terms acceptable to the Company. See "Business -- Major Customers."

DEPENDENCE ON GOVERNMENTAL AGENCIES

     The Company conducts its business primarily under contracts with state and local governments and governmental agencies, and virtually all of the Company's revenues are attributable to such contracts. The Company's cash flow is subject to the receipt of sufficient funding and timely payment by applicable governmental entities. If the appropriate governmental agency does not receive sufficient appropriations to cover its contractual obligations, a contract may be terminated or the Company's compensation may be deferred or reduced. Numerous state and local governments, including certain of those with which the Company has contracts, have experienced fiscal difficulties. Any deferral or reduction in payment could have a material adverse effect on the Company's cash flow. In addition, the Company is dependent on governmental entities for referral of a sufficient number of youth to fill the Company's programs. The failure of the Company to receive a sufficient number of such referrals may have a material adverse effect on the Company's financial condition and results of operations.

CONTRACT RENEWAL AND TERMINATION

     The Company's contracts are typically subject to renewal annually. The renewal and financial terms of each contract are dependent upon many factors, including the quality and type of services provided, governmental budget constraints, changes in government or agency personnel, and priorities or philosophies of governments or agencies with respect to youth services. Government and agency contracts generally are subject to audits, reviews and investigations. These audits, reviews and investigations typically involve a review of the contractor's performance under the contract, its pricing practices and its compliance with applicable laws and regulations. In addition, some contracts are subject to competitive bidding, and the Company's customers generally may terminate their contracts with the Company for cause and upon certain other specified conditions. Although the Company has not experienced any such termination to date, there can be no assurance that the Company's customers will not terminate their contracts with the Company in the future. The loss or renewal on less favorable terms of certain of the Company's major contracts would have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON ADDITIONAL PROGRAMS FOR GROWTH

     The Company's growth is dependent upon its ability to obtain contracts to operate or manage additional youth education and treatment programs. The Company's potential for growth will depend on a number of factors, including the number of at risk and troubled youth requiring the Company's services, the availability of sufficient funding, governmental and public acceptance of the concept of privatization, the number of programs available for privatization and the Company's ability to obtain awards for contracts, to integrate new programs into its management structure on a profitable basis and to develop new types of education and treatment services. There can be no assurance that the Company will be able to obtain additional contracts to operate or manage additional or new programs on favorable terms.

RISKS ASSOCIATED WITH EXPANSION

     The Company intends to grow internally through obtaining contracts to operate additional programs, as well as through possible strategic acquisitions. When the Company initiates a new program, the program may be unprofitable until the program population approaches intended levels because the Company staffs its programs based on specified population levels. Although the Company has no current commitments or understandings with respect to the acquisition of any entity, the Company has explored and continues to explore strategic acquisition alternatives. There can be no assurance that the Company will be able to identify, acquire or profitably operate acquired companies or successfully integrate such operations into the Company without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will be profitable at the time of their acquisition or will achieve levels of profitability that justify the investment therein. Acquisitions may involve a number of special risks, including adverse short-term effects on the Company's reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, and risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on the Company's financial condition and results of operations.

REGULATIONS

     The industry in which the Company operates is subject to federal, state and local regulations which are administered by various regulatory authorities and accrediting bodies. Pursuant to the terms of the Company's contracts and state laws and regulations, the Company is required to obtain licenses, certifications and/or accreditations for its programs. The Company's contracts typically include extensive reporting requirements and may require supervision and on-site monitoring by representatives of contracting governmental agencies. State law also typically requires teachers, counselors and other personnel to meet certain training standards as well as certain credential and license requirements. In addition, many state and local governments are required to enter into a competitive bidding procedure before awarding contracts for products or services. The failure to comply with any applicable laws, rules or regulations and the loss of any required license, certification or accreditation could have a material adverse effect on the Company's financial condition and results of operations. Furthermore, the current and future operations of the Company may be subject to additional regulations as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on the Company's financial condition and results of operations.

ACCEPTANCE OF PRIVATIZED YOUTH EDUCATION AND TREATMENT PROGRAMS

     Management of youth education schools and treatment centers by private for-profit entities has not achieved complete acceptance by either governments or the public. Additionally, some sectors of the federal government and some state and local governments are legally unable to delegate their traditional management responsibilities for education and treatment facilities to private companies, or may be required or may elect to delegate such responsibilities to not-for-profit entities. The Company believes the operation of education and treatment services by private entities is not widely understood by the public, and the industry has encountered resistance from certain groups that believe youth education and treatment programs should be conducted by governmental agencies. Such resistance may hinder public and government acceptance of privatized youth education and treatment programs. In addition, changes in the government leadership or dominant political parties in any of the markets in which the Company operates could result in significant changes to previously established views of privatization in such markets.

OPPOSITION TO PROGRAM LOCATION AND ADVERSE PUBLICITY

     The Company's success in obtaining new contracts may depend, in part, upon its ability to locate facilities that can be leased or acquired on favorable terms by the Company. Some locations may be in or near populous areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. The Company's business also is subject to public scrutiny and, consequently, could be significantly affected by negative publicity, negative public reaction or governmental investigations with respect to the Company's policies or operations or the actions of youth under its care. The Company's reputation is very important to the retention and procurement of government and governmental agency contracts. Negative publicity or a governmental investigation with respect to the Company's policies or operations or the actions of youth under its care could have a material adverse effect on the Company's financial condition and results of operations.

POTENTIAL LEGAL LIABILITY

     The Company's management of youth education and treatment programs exposes it to potential third-party claims or litigation by participants or other persons for wrongful death, personal injury or other damages resulting from contact with Company facilities, programs, personnel or participants. In addition, the Company's contracts and the laws of certain states generally require the Company to maintain adequate insurance for its operations and to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company has, on occasion, been sued by third parties and maintains an insurance program that provides coverage for certain liability risks faced by the Company, including wrongful death, personal injury, bodily injury or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover potential third-party claims. See "Business -- Insurance" and "Business -- Legal Proceedings."

RELATIONSHIP WITH HELICON

     The Company conducts a significant portion of its business through its relationship with Helicon. As of March 31, 1996, the Company was providing consulting, management and marketing services to Helicon at 11 programs. Helicon also leases two facilities owned by the Company to operate its programs. Pursuant to a Consulting and Marketing Agreement, effective as of August 1992, by and between Helicon and the Company (the "Helicon Agreement"), the Company is entitled to receive management fees for these services in an amount equal to 6% of the monthly gross revenues of Helicon's programs. The payment of these management fees, however, is subordinated in right of payment to amounts payable by Helicon to fund its programs. For each of the three fiscal years ended March 31, 1996, the Company did not recognize all the management fee income to which it was entitled due to the inability of Helicon to pay these amounts, and there can be no assurance that the Company will recognize any management fee income in the future. As of March 31, 1996, unpaid management fees, lease payments and advances, plus interest, due the Company from Helicon totaled $6,531,000. Based on the current level of operations being maintained by Helicon, the Company does not anticipate collecting any of this amount. The Helicon Agreement expires on September 1, 1999. The Company also has guaranteed Helicon's obligations under a bank line of credit in the amount of $500,000. Because Helicon provides services similar to those provided by the Company, Helicon's business and operations are subject to certain of the same risks as the Company including, without limitation, dependence on certain customers, dependence on governmental agencies, contract renewal and termination and governmental and other regulations. Any material loss of revenue by Helicon, the inability of Helicon to pay future management fees or lease payments, the default by Helicon under its line of credit or the loss or renewal on less favorable terms of the Helicon Agreement would have a material adverse impact on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Relationship with Helicon."

DEPENDENCE ON AND COMPETITION FOR KEY PERSONNEL

     The Company depends to a great extent on the efforts of each of its executive officers and certain other key personnel to renew and obtain contracts, operate and develop programs and administer the Company's business. The Company does not generally have employment contracts with its officers or employees and does not maintain life insurance with respect to any of such persons. The loss of one or more of the Company's key personnel could have a material adverse effect on the Company's business. See "Management."

     The Company's ability to successfully expand its business and at the same time maintain the quality of its services also will depend, in part, on its ability to attract, train and retain additional qualified personnel. There is significant competition for qualified teachers, counselors, program managers and other key personnel, and there can be no assurance that the Company will be successful in recruiting, training or retaining employees to enable the Company to successfully expand its business and maintain the quality of its services.

LIMITED HISTORY OF PROFITABILITY

     Prior to fiscal 1994, the Company experienced significant net losses and negative or limited cash flow from operations. Although the Company has reported net income for each quarter since the fiscal year ended March 31, 1993, there can be no assurance that the Company will continue to be profitable or that it will generate sufficient cash from operations to fund its business. The Company's ability to continue to operate profitably will depend upon, among other things, the successful continuation of its contracts and programs. In addition, because the Company's operating revenues are generated under the terms of contracts that generally provide for hourly, daily or fixed rates that are negotiated periodically, the Company's ability to estimate and control its costs with respect to these contracts is critical to profitability.

COMPETITION

     The youth education and treatment market is highly fragmented, with no single company or entity holding a dominant market share. The Company competes with other for-profit companies, not-for-profit entities and governmental agencies that are responsible for youth education and treatment. The Company competes primarily on the basis of the quality, range and price of services offered, its experience in operating facilities and the reputation of its personnel. The business in which the Company engages is one that other entities may easily enter without substantial capital investment or experience in management of youth education or treatment programs. Many of the Company's competitors have greater resources than the Company. The Company also competes in some markets with smaller local companies that may have a better understanding of the local conditions and may be better able to gain political and public acceptance. Certain not-for-profit entities may offer education and treatment programs at a lower cost than the Company due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to for-profit companies.

DISCRETIONARY USE OF PROCEEDS

     Of the net proceeds of approximately $29.1 million expected to be received by the Company in this offering (assuming an offering price of $21.00), the Company anticipates using approximately $6.8 million to repay certain indebtedness and an associated prepayment penalty to one of the Company's lenders. The remaining net proceeds, estimated at approximately $22.4 million, will be used for the expansion of the Company's programs and program offerings, both internally and through possible future strategic acquisitions, and for general corporate purposes, including working capital. Accordingly, the Company will have broad discretion as to the application of such proceeds. See "Use of Proceeds" and "Business -- Growth Strategy."

SEASONALITY AND QUARTERLY FLUCTUATIONS

     Revenues from providing youth education services are generally seasonal in nature, fluctuating with the academic school year. Revenues are at their lowest during the summer school months and at their peak during the fall, winter and spring months when school is in full session. Additionally, spring vacation generally affects one of two quarters (either the quarter ending March 31 or the quarter ending June 30), depending on when the Easter holiday falls. The Company's quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including the timing of the initiation of new programs and net revenues contributed by such new programs. When the Company initiates a new program, the program may be unprofitable until the program population approaches intended levels because the Company staffs its programs based on specified population levels. As a result, the Company's results of operations for any given quarter can be materially adversely affected by the timing of the opening of one or more programs in any such quarter. Because of the seasonality of the Company's business and the significant quarterly fluctuations in the Company's revenues and operating results, results for any particular quarter may not be indicative of future results or results for the full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Financial Data."

CONCENTRATION OF VOTING CONTROL

     Upon completion of this offering, T. Rowe Price Strategic Partners Fund II, L.P. ("T. Rowe Price") and the directors and executive officers of the Company will, collectively, own beneficially or control approximately 23.8% of the outstanding shares of Common Stock (21.0% assuming exercise of the Underwriters' over-allotment option). Accordingly, these persons collectively will have substantial influence over the affairs of the Company, including the ability to influence the election of directors and other matters requiring shareholder approval.

VOLATILITY OF MARKET PRICE

     From time to time after this offering, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of the Common Stock reflects expectations that the Company will be able to continue to operate its programs profitably and to develop additional and new programs at a significant rate and operate them profitably. If the Company is unable to operate its programs profitably or develop programs at a pace that reflects the expectations of the market, investors could sell shares of Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock. In addition to the operating results of the Company, changes in earnings estimated by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or the private youth services industry could cause the market price of the Common Stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of such shares for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock or the perception that such sales may occur could adversely affect prevailing market prices for the Common Stock. An aggregate of 5,499,160 shares of Common Stock are currently outstanding, excluding 417,732 shares subject to outstanding stock options and a warrant. Upon completion of this offering, approximately 5,443,563 shares of Common Stock will be freely transferable and approximately 1,555,597 shares will be transferable pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company, the directors and executive officers of the Company and the Selling Shareholders have agreed not to sell any shares of Common Stock for 120 days after the date of this Prospectus (with certain limited exceptions) without the prior written consent of Montgomery Securities. Following this offering, beneficial holders of 1,573,105 shares of Common Stock have contractual rights with respect to the registration of such shares. See "Description of Capital Stock -- Registration Rights" and "Underwriting."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CHARTER AND BYLAWS

     Certain provisions of the Company's Restated Charter, as amended (the "Restated Charter"), and Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a shareholder might consider in its best interest. The Bylaws establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings. In addition, pursuant to the Restated Charter the Board of Directors, without further action of the shareholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of the Common Stock. As a Tennessee corporation, the Company also is subject to the provisions of the Tennessee Business Combination Act and the Tennessee Greenmail Act, each of which may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that might be considered in the best interest of the Company's shareholders. See "Description of Capital Stock." The Company's credit agreements with certain lenders also contain provisions that may discourage proposals or bids to acquire the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, the discussions of the Company's expectations concerning its future profitability, the discussion of the Company's relationships with Helicon and certain of the Company's major customers and the Company's operating and growth strategy, including possible strategic acquisitions. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,500,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $29.1 million (approximately $33.6 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $21.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     The Company intends to use approximately $6.8 million of the net proceeds to repay all of the Company's indebtedness to National Health Investors, Inc. ("NHI") pursuant to a Loan Agreement, dated September 23, 1994, by and between the Company and NHI (the "NHI Agreement"). The indebtedness to NHI bears interest at a rate of 11.5% per annum and matures on September 23, 1999. The Company anticipates repaying the outstanding indebtedness of $6.3 million, plus a prepayment penalty of approximately $500,000, to NHI in October 1996. Pursuant to the terms of the NHI Agreement, the Company plans to repay the NHI indebtedness in October 1996 to take advantage of a reduction in the prepayment penalty effective October 1, 1996. As a result of the repayment of this debt, the Company expects to incur a pre-tax extraordinary charge of approximately $620,000 during the quarter ending December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The remaining net proceeds, estimated at $22.4 million, will be used for the expansion of the Company's programs and program offerings, both internally and through possible future strategic acquisitions, and for general corporate purposes, including working capital. See "Risk Factors -- Discretionary Use of Proceeds" and "Business -- Growth Strategy." The Company engages from time to time in discussions regarding possible acquisitions, however, the Company presently has no agreements, arrangements or commitments with respect to any such acquisition. Pending such uses, the net proceeds will be invested in investment grade interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "KIDS." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market.

                                                                               HIGH       LOW
                                                                               -----     -----
Fiscal 1995
  First Quarter............................................................    $ 4 1/4   $ 3 1/4
  Second Quarter...........................................................      6 5/8     3 7/8
  Third Quarter............................................................      6 1/4     2 1/2
  Fourth Quarter...........................................................      6 1/4     3 3/4
Fiscal 1996
  First Quarter............................................................    $ 5 1/2   $ 4 1/2
  Second Quarter...........................................................      7 1/2     4 1/2
  Third Quarter............................................................      8         5 3/4
  Fourth Quarter...........................................................     11 7/8     6 7/8
Fiscal 1997
  First Quarter............................................................    $25 7/8   $10
  Second Quarter (through July 17, 1996)...................................     25 1/4    18 3/4

     On July 17, 1996, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $21.00 per share. As of July 15, 1996, there were 337 shareholders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock. It is the present policy of the Company's Board of Directors to retain all earnings to support operations; therefore, the Company does not anticipate declaring or paying cash dividends on its Common Stock for the foreseeable future. The declaration and payment of cash dividends in the future will be determined based on a number of factors, including the Company's earnings, financial condition, liquidity requirements, restrictions in financing agreements and other factors deemed relevant by the Board of Directors. In addition, the Company's current revolving credit agreement prohibits the Company from declaring or paying any cash dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the total capitalization of the Company as of March 31, 1996, on an actual basis and as adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered hereby by the Company, at an assumed public offering price of $21.00 per share, and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                                        AS OF MARCH 31, 1996
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                     --------     --------------
                                                                     (DOLLARS IN THOUSANDS)
Long-term debt...................................................    $  6,052        $     --
Shareholders' equity:
  Preferred Stock, $1.00 par value per share; 10,000,000 shares
     authorized, no shares outstanding...........................          --              --
  Common Stock, $.01 par value per share; 10,000,000 shares
     authorized; 5,378,726 shares issued and outstanding, actual;
     6,878,726 shares issued and outstanding, as adjusted(2).....          54              69
  Additional paid-in capital.....................................      25,422          54,517
  Accumulated deficit............................................     (13,444)        (13,965)
                                                                     ---------         ------
Total shareholders' equity.......................................      12,032          40,621
                                                                     ---------         ------
Total capitalization.............................................    $ 18,084        $ 40,621
                                                                     =========         ======

- ---------------

(1) The Company intends to repay in full the Company's long-term debt in October 1996. See "Use of Proceeds."

(2) Does not include 473,666 shares of Common Stock issuable as of March 31, 1996 upon the exercise of (a) outstanding stock options to purchase 414,050 shares of Common Stock under the Company's stock incentive plans and (b) outstanding warrants to purchase 59,616 shares of Common Stock. The number of authorized shares does not reflect a proposed increase in the number of authorized shares of Common Stock to 50,000,000 that the Board of Directors will submit to the Company's shareholders for approval at the annual meeting of shareholders to be held August 14, 1996 (the "Annual Meeting"). See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth for the periods indicated selected consolidated financial data for the Company. The selected statement of operations and balance sheet data presented below for the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the Company's consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors. This information should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus and incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                        FISCAL YEAR ENDED MARCH 31,
                                          --------------------------------------------------------
                                           1992         1993        1994        1995        1996
                                          -------     --------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Operating revenues(1)...............    $30,331     $ 24,541     $18,849     $20,575     $23,630
  Management fee income...............         --           --          --         367       1,036
                                          -------     --------     -------     -------     -------
     Total revenues...................     30,331       24,541      18,849      20,942      24,666
Operating expenses:
  Employee compensation and
     benefits.........................     21,000       16,605      11,619      12,676      15,010
  Purchased services and other
     expenses.........................      7,612        7,235       3,601       3,886       4,590
  Depreciation and amortization.......      1,820        2,072       1,277       1,080       1,025
  Other operating expenses............        607          595         193         184         139
                                          -------     --------     -------     -------     -------
     Total operating expenses.........     31,039       26,507      16,690      17,826      20,764
                                          -------     --------     -------     -------     -------
Income (loss) from operations.........       (708)      (1,966)      2,159       3,116       3,902
Interest expense, net.................        147        1,136       1,397       1,187         833
Other (income) expense, net...........      2,508(2)     7,674(3)      455(4)      (44)(5)      --
                                          -------     --------     -------     -------     -------
Income (loss) before income taxes and
  extraordinary item..................     (3,363)     (10,776)        307       1,973       3,069
Provision for income taxes............         --           --          --          69         491
                                          -------     --------     -------     -------     -------
Income (loss) before extraordinary
  item................................     (3,363)     (10,776)        307       1,904       2,578
Extraordinary item....................         --           --          --          --          54(6)
                                          -------     --------     -------     -------     -------
Net income (loss).....................    $(3,363)    $(10,776)    $   307     $ 1,904     $ 2,524
                                          =======     ========     =======     =======     =======
Net income (loss) per share, fully
  diluted.............................    $ (1.10)    $  (3.52)    $  0.08     $  0.37     $  0.44
Weighted average common shares
  outstanding, fully diluted..........      3,059        3,069       3,756       5,115       5,688
BALANCE SHEET DATA (AT PERIOD END):
  Working capital (deficit)...........    $(7,233)    $(11,279)    $(9,847)    $ 1,422     $ 3,904
  Total assets........................     30,606       21,330      20,146      19,449      22,122
  Long-term debt and capital lease
     obligations......................      1,359        1,312           8       6,924       6,052
  Shareholders' equity................     15,564        4,788       5,786       9,456      12,032

- ---------------

(1) The Company's exit from the adult corrections business in fiscal 1993 and the transfer, effective January 1, 1993, of its California residential treatment operations to Helicon are the principal reasons for the decline in operating revenue for fiscal 1994 compared to fiscal 1993 and for fiscal 1993 compared to fiscal 1992.

(2) Amount consists of write-down of property of $328, other related party expense of $154, litigation settlement of $1,000, write-off of deferred financing and pre-opening costs of $808 and loss on disposition of property of $218.

(3) Amount consists of write-off of advances to Helicon of $1,145, write-off of costs in excess of net assets of purchased businesses of $5,188, write-off of deferred merger costs of $567, provision for restructuring expenses of $759 and loss on disposition of property of $15.

(4) Amount consists of write-off of advances to Helicon of $1,024, net of other income of $569.

(5) Amount consists of write-down of property of $122, net of other income of $166.

(6) Amount represents losses on early extinguishment of debt, net of an income tax benefit of $10.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     As of March 31, 1996, the Company was providing education and treatment services to approximately 1,800 at risk and troubled youth pursuant to contracts with governmental agencies, directly or through its management contract with Helicon, to manage 37 programs in five states. Revenues under these contracts are recognized as services are rendered. The Company's programs are delivered in both non-residential and residential settings, with the majority of the Company's revenues currently generated by non-residential programs. The Company's non-residential programs, which historically have generated higher operating margins than the Company's residential facilities, generally receive revenues based on per diem rates. The Company's residential facilities generally receive revenues under either fixed fee contracts or at per diem rates.

     The Company receives management fee income from Helicon for consulting, management and marketing services rendered pursuant to the Helicon Agreement. As of March 31, 1996, the Company was providing consulting, management and marketing services to Helicon at 11 programs. In addition, Helicon also leases two facilities owned by the Company to operate its programs. Pursuant to the Helicon Agreement, the Company is entitled to receive for these services management fee income in an amount equal to 6% of the monthly gross revenues of Helicon's programs. The payment of these management fees, however, is subordinated in right of payment to amounts payable by Helicon to fund its programs. For each of the fiscal years ended March 31, 1996, 1995 and 1994, the Company did not recognize all of the management fee income to which it was entitled due to the inability of Helicon to pay these amounts, and there can be no assurance that the Company will recognize any management fee income in the future. As of March 31, 1996, unpaid management fees, lease payments and advances, plus interest, due the Company from Helicon totaled $6,531,000. Based on the current level of operations being maintained by Helicon, the Company does not anticipate collecting any of this amount. The Company has fully reserved this amount, and future payments received from Helicon on these amounts, if any, will be recognized by the Company on the cash basis. The Helicon Agreement expires September 1, 1999. The Company also has guaranteed Helicon's obligations under a bank line of credit in the amount of $500,000. See " -- Liquidity and Capital Resources."

     Employee compensation and benefits include facility and program payrolls and related taxes, as well as employee benefits, including insurance and worker's compensation coverage. Employee compensation and benefits also includes general and administrative payroll and related benefit costs, including salaries and supplemental compensation of officers.

     Purchased services and other expenses include all expenses not otherwise presented separately in the Company's statements of operations. Significant components of these expenses at the operating level include items such as food, utilities, supplies, rent and insurance. Significant components of these expenses at the administrative level include legal, accounting, investor relations, marketing, consulting and travel expense.

     The Company's effective tax rate is less than the statutory rate because of the utilization of tax net operating loss carryforwards for which no tax benefit had previously been recognized. Utilization of the net operating loss carryforwards are subject to annual limitations pursuant to the provisions of Internal Revenue Code Section 382.

     The Company intends to use a portion of the net proceeds from this offering to repay all of the Company's outstanding indebtedness to NHI. Pursuant to the terms of the NHI Agreement, the Company will incur a prepayment penalty equal to 8% of the amount of indebtedness prepaid. The Company plans to repay the NHI indebtedness in October 1996 to take advantage of a reduction in the prepayment penalty effective October 1, 1996. Accordingly, as a result of the repayment of this debt, the Company expects to incur a pre-tax extraordinary charge of approximately $620,000, which will have a negative impact on the Company's net income for the quarter ending December 31, 1996. See "Use of Proceeds."

     The Company's quarterly results also may fluctuate significantly as a result of a variety of factors, including the timing of the initiation of new programs and net revenue contributed by such new programs. When the Company initiates a new program, the program may be unprofitable until the program population approaches intended levels because the Company staffs its programs based on specified population levels. In the first quarter of fiscal 1997, the Company executed contracts for three new programs, two of which will open in the second quarter of fiscal 1997. The Company expects to incur operating losses at these two programs until such time as the program populations approach intended levels. As a result, the Company's results of operations will be adversely affected in the second quarter of fiscal 1997. See " -- Seasonality and Quarterly Results of Operations."

     The following discussion should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and incorporated by reference herein.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to the Company's total revenues of certain items in the Company's statements of operations:

                                                                  FISCAL YEAR ENDED MARCH 31,
                                                                  ----------------------------
                                                                   1994       1995       1996
                                                                  ------     ------     ------
Operating revenues............................................    100.0%      9 8.2%     9 5.8%
Management fee income.........................................        --        1.8        4.2
                                                                  ------     ------     ------
  Total revenues..............................................    100.0%     100.0%     100.0%
Employee compensation and benefits............................     61.6%      60.5%      60.9%
Purchased services and other expenses.........................     19.1%      18.6%      18.6%
Depreciation and amortization.................................      6.8%       5.2%       4.2%
Income from operations........................................     11.5%      14.9%      15.8%
Interest expense, net.........................................      7.5%       5.7%       3.5%
Write-off of advances to Helicon..............................      5.4%         --         --
Other income..................................................      3.0%       0.8%         --
Provision for income taxes....................................        --       0.3%       2.0%
Net income....................................................      1.6%       9.0%      10.2%

Fiscal 1996 Versus Fiscal 1995

     Total revenues for fiscal 1996 increased $3,724,000, or 17.8%, to $24,666,000 as compared to $20,942,000 for fiscal 1995. Total operating revenues for fiscal 1996 increased by $3,055,000, or 14.8%, to $23,630,000 as compared to $20,575,000 for fiscal 1995. The increase in operating revenues results primarily from the opening of three new programs during fiscal 1996, from the opening of two programs during fiscal 1995 which were in operation throughout all of fiscal 1996, and from significant increases in student enrollment at four of the Company's programs. Additionally, an increase in the per diem rate at the Company's California campuses, effective in July 1995, generated approximately 8% of the increase in operating revenues.

     Management fee income recognized under the Helicon Agreement for fiscal 1996 increased $669,000 to $1,036,000 as compared to $367,000 for fiscal 1995.
Additional management fee income of $217,000 for fiscal 1996 and $703,000 for fiscal 1995 was not recognized by the Company due to the inability of Helicon to pay these amounts.

     Employee compensation and benefits for fiscal 1996 increased $2,334,000, or 18.4%, to $15,010,000 as compared to $12,676,000 for fiscal 1995. As a percentage of total revenues, employee compensation and benefits increased to 60.9% for fiscal 1996 from 60.5% for fiscal 1995. The increase in employee compensation and benefits over the prior year resulted primarily from the opening in fiscal 1996 of three new programs, from the impact of two programs opened during fiscal 1995 which were in operation throughout all of fiscal 1996 and from increased staffing requirements at certain other programs. The Company also increased corporate and regional personnel costs in fiscal 1996, primarily for operations support, business development and quality assurance to support the growth and expansion of the Company's operations.

     Purchased services and other expenses for fiscal 1996 increased $704,000, or 18.1%, to $4,590,000, as compared to $3,886,000 for fiscal 1995. As a percentage of total revenues, purchased services and other expenses was 18.6% for both fiscal 1996 and fiscal 1995. The increase in purchased services and other expenses over the prior year results primarily from the opening of three new programs, from the impact of two programs opened during fiscal 1995 which were in operation throughout all of fiscal 1996, from significant expansion at one of the Company's programs, and from increases in consulting, business development, legal, investor relations and travel expense.

     Depreciation and amortization decreased $55,000, or 5.1%, to $1,025,000 for fiscal 1996 from $1,080,000 for fiscal 1995. Depreciation and amortization for fiscal 1996 and 1995 includes amortization expense of $250,000 under the Company's non-competition agreements. These agreements were completely amortized at March 31, 1996.

     Income from operations increased $786,000, or 25.2%, to $3,902,000 for fiscal 1996 from $3,116,000 for fiscal 1995, and increased as a percent of total revenues to 15.8% for fiscal 1996 from 14.9% for fiscal 1995, as a result of the factors described above.

     Interest expense decreased $319,000 to $869,000 for fiscal 1996 from $1,188,000 for fiscal 1995. The decrease in interest expense is attributable primarily to a reduction in the average balance of debt outstanding and to a decrease in the amortization of deferred loan costs.

     Other income during fiscal 1996 decreased to $0 from $166,000 for fiscal 1995. Other income for fiscal 1995 consisted primarily of $150,000 received by the Company pursuant to a settlement of certain workers' compensation litigation.

     Provision for income tax expense increased $422,000 to $491,000 for fiscal 1996 from $69,000 for fiscal 1995. The Company's effective tax rate is significantly less than the statutory tax rate because of the utilization of tax net operating loss carryforwards for which no tax benefit had previously been recognized. The increase in the Company's effective tax rate over the same period in the prior year results from the presence of annual limitations on the utilization of the net operating loss carryforwards pursuant to Internal Revenue Code Section 382.

     In fiscal 1996, the Company also incurred a loss on the early extinguishment of debt of $64,000 before the related income tax benefit of $10,000, resulting from the writeoff of deferred loan costs. See " -- Liquidity and Capital Resources."

Fiscal 1995 Versus Fiscal 1994

     Total revenues for fiscal 1995 increased $2,093,000, or 11.1%, to $20,942,000 as compared to $18,849,000 for fiscal 1994. Total operating revenues for fiscal 1995 increased $1,726,000, or 9.2%, to $20,575,000 as compared to $18,849,000 for fiscal 1994. The increase in operating revenues resulted primarily from additional revenues generated due to a significant increase in student enrollment at one of the Company's programs, from the opening of five new programs, and from the benefit of recognition of revenues of approximately $857,000 generated by the Company's leases with Helicon, net of the impact resulting from the transfer of certain of the Company's programs to Helicon and from decreases in student enrollment at three of the Company's programs.

     Management fee income for fiscal 1995 increased to $367,000 from $0 for fiscal 1994. Additional management fee income of $703,000 for fiscal 1995 and $771,000 for fiscal 1994 was not recognized by the Company due to the inability of Helicon to pay these amounts.

     Employee compensation and benefits for fiscal 1995 increased $1,057,000, or 9.1%, to $12,676,000 as compared to $11,619,000 for fiscal 1994. As a percentage of total revenues, employee compensation and benefits decreased to 60.5% for fiscal 1995 from 61.6% for fiscal 1994. The increase in employee compensation and benefits over the prior year resulted primarily from the opening of five new programs and an increase in corporate compensation expense due to expansion of the Company's business development efforts and increased staffing requirements for Company operations, net of the reduction in compensation expense due to the transfer of certain of the Company's operations to Helicon.

     Purchased services and other expenses for fiscal 1995 increased $285,000, or 7.9%, to $3,886,000, as compared to $3,601,000 for fiscal 1994. As a percentage of total revenues, purchased services and other expenses decreased to 18.6% for fiscal 1995 from 19.1% for fiscal 1994. The increase in purchased services and other expenses over the prior year is attributable primarily to the opening of five new programs, net of a decrease in legal expense incurred by the Company over the same period in the prior year in connection with the worker's compensation litigation referred to below and the reduction in expenses due to the transfer of certain of the Company's operations to Helicon.

     Depreciation and amortization decreased $197,000, or 15.4%, to $1,080,000 for fiscal 1995 from $1,277,000 for fiscal 1994. This decrease is primarily the result of the decrease in amortization of deferred pre-opening costs related to the Company's Helicon Youth Center in Riverside, California and reduced depreciation expense at the Company's corporate headquarters.

     Income from operations increased $957,000, or 44.3%, to $3,116,000 for fiscal 1995 from $2,159,000 for fiscal 1994, and increased as a percent of total revenues to 14.9% for fiscal 1995 from 11.5% for fiscal 1994 as a result of the factors described above.

     Interest expense decreased $229,000 to $1,188,000 for fiscal 1995 from $1,417,000 for fiscal 1994. The decrease in interest expense compared to the prior year is attributed primarily to a reduction in the average balance of debt outstanding.

     Advances made to Helicon decreased to $0 during fiscal 1995 from $1,024,000 during fiscal 1994. Advances to Helicon in fiscal 1994 reflected the Company's commitment to the operations of Helicon, as the majority of youth in Helicon treatment programs were also involved in the Company's education programs. Due to the level of operations maintained by Helicon, no advances were made during fiscal 1995. Advances made during fiscal 1994, while due and payable to the Company by Helicon, were charged to operations when made because of the absence of any sustained operating history of Helicon and because of Helicon's inability to repay the advances at that time.

     Other income during fiscal 1995 decreased $403,000 to $166,000 as compared to $569,000 for fiscal 1994. Other income for fiscal 1995 consisted primarily of $150,000 received by the Company pursuant to a settlement of certain litigation relating to an action filed by the Company following the fiscal 1993 alleged misappropriation of Company funds by the Company's insurance broker who was responsible for obtaining workers' compensation insurance for the Company's California operations. Other income for fiscal 1994 consisted primarily of the recovery of approximately $534,000 of insurance deposits previously deemed uncollectible and written off during fiscal 1993.

     Write-down of property of $122,000 in fiscal 1995 was due to the write-down to net realizable value of idle property held for sale by the Company.

     Provision for income tax expense increased to $69,000 for fiscal 1995 from $0 for fiscal 1994. The Company's effective tax rate was significantly less than the statutory tax rate because of the utilization of tax net operating loss carryforwards for which no tax benefit had previously been recognized.

SEASONALITY AND QUARTERLY FINANCIAL DATA

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues. Revenues from providing youth education services are generally seasonal in nature, fluctuating with the academic school year. Revenues are at their lowest during the summer school months and at their peak during the fall, winter and spring months when school is in full session. Additionally, spring vacation generally affects one of two quarters (either the quarter ending March 31 or the quarter ending June 30), depending on when the Easter holiday falls. The Company's quarterly results also may fluctuate significantly as a result of a variety of factors, including the timing of the initiation of new programs and net revenue contributed by such new programs. When the Company initiates a new program, the program may be unprofitable until the program population approaches intended levels because the Company staffs its programs based on specified population levels. As a result, the Company's results of operations for any given quarter can be materially adversely affected by the timing of the opening of one or more programs in any such quarter. Because of the seasonality of the Company's business and the significant quarterly fluctuations in the Company's revenues and operating results, results for any particular quarter may not be indicative of future results or results for the full fiscal year.

     The following table presents unaudited quarterly financial results for each of the Company's last eight fiscal quarters. The unaudited information has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this Prospectus and incorporated by reference herein and includes all adjustments, consisting of only normal recurring adjustments, which management considers necessary for a fair presentation of the financial data for such periods. The operating results for any fiscal quarter are not necessarily indicative of results of operations for any future period.

                            FIRST QUARTER       SECOND QUARTER      THIRD QUARTER       FOURTH QUARTER
                           ----------------    ----------------    ----------------    ----------------
                            1995      1996      1995      1996      1995      1996      1995      1996
                           ------    ------    ------    ------    ------    ------    ------    ------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue...........   $5,300    $5,624    $4,609    $5,570    $5,076    $6,204    $5,957    $7,268
Income from
  operations............      886       834       507       653       668       993     1,055     1,422
Net earnings............      497       507       220       302       528       668       659     1,047
Net earnings per common
  share, fully
  diluted...............     0.10      0.09      0.04      0.05      0.10      0.12      0.12      0.18

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities for fiscal 1996 was $3,461,000 on net income of $2,524,000 as compared to $2,218,000 for fiscal 1995 on net income of $1,904,000. Working capital as of March 31, 1996, was $3,904,000, as compared to $1,422,000 as of March 31, 1995.

     Cash used by investing activities was $232,000 for fiscal 1996 as compared to $577,000 for fiscal 1995. The reduction in fiscal 1996 as compared to fiscal 1995 is due primarily to reductions in cash outlays for the purchase of property and equipment and for the incurrence of deferred loan fees. Cash used by financing activities was $871,000 for fiscal 1996, as compared to $1,750,000 for fiscal 1995. The reduction in fiscal 1996 as compared to fiscal 1995 is due primarily to the fact that in fiscal 1996 the Company utilized its positive cash flow to increase cash balances, after having reduced outstanding debt balances as much as practicable, whereas in fiscal 1995 the Company used its positive cash flow primarily to reduce outstanding debt balances.

     In September 1994, the Company executed agreements with NHI and T. Rowe Price pursuant to which the Company refinanced all of its existing short-term obligations through five-year term loans from NHI and T. Rowe Price for $6.5 million (at 11.5% per annum) and $1.0 million (at 12% per annum), respectively. During fiscal 1996, the Company made unscheduled principal payments of approximately $708,000 towards the T. Rowe Price term loan, resulting in the retirement of the remaining obligation under that loan. The Company wrote off deferred loan costs of approximately $64,000 in connection with the early extinguishment of the T. Rowe Price loan.

     The agreement with NHI gives NHI a 25% interest in any increases in the equity of the Company's operations at the Helicon Youth Center in Riverside, California, and Grand Terrace School in Grand Terrace, California. Any amounts due NHI under the provisions of the equity participation agreement, as calculated pursuant to a formula based on the net operating income of such facilities during the period of the loan, will not be payable until the repayment of the NHI loan. As of March 31, 1996, there were no amounts due under the equity participation agreement. The agreement with NHI also gives NHI a 5% interest in any increases in gross revenues of the Company generated by the Company's operations at the Helicon Youth Center and Grand Terrace School. As of March 31, 1996, the amount due under the revenue participation agreement was approximately $18,000. The agreement with NHI also requires the Company to provide a debt service reserve equal to six months' payments of principal and interest, an amount which totals approximately $460,000. This reserve was established through the execution of an irrevocable letter of credit. Security under the NHI agreement consists primarily of a first priority lien on substantially all of the Company's real estate, improvements and equipment.

     In September 1994, the Company also obtained a $2.5 million one-year revolving line of credit from First American National Bank ("FANB"). This line of credit, which was renewed in September 1995 for an additional term of one year, bears interest at prime plus 3/4% (9% as of March 31, 1996) and is secured primarily by a first priority lien on the Company's accounts and notes receivable. In January 1996, the Company's line of credit was reduced to $2.0 million, in order to facilitate Helicon's obtaining a $500,000 line of credit from FANB. As a further condition to Helicon's line of credit, which was obtained in January 1996, the Company agreed to guarantee Helicon's performance under such line of credit. No advances have been made under Helicon's line of credit.

     Availability under the Company's line of credit is limited to the lesser of $2.0 million or eighty-five percent of eligible accounts receivable of the Company. Additionally, availability under the line of credit has been reduced by approximately $460,000 as the issuance of the letter of credit in favor of NHI for the debt service reserve referred to above reduced the Company's available credit by a like amount. As there were no borrowings outstanding under the line of credit as of March 31, 1996, availability under the line of credit was approximately $1,540,000.

     The NHI Agreement and the FANB line of credit require the Company to comply with certain restrictive covenants with respect to its business and operations and to maintain certain financial ratios that become more stringent over time. The restrictive covenants under these agreements prohibit the Company, without the prior consent of its lenders, from entering into major corporate transactions, such as a merger, tender offer or sale of its assets, incurring additional indebtedness, and, under the FANB line of credit, declaring or paying cash dividends.

     In October 1996, the Company intends to use a portion of the net proceeds from this offering to repay all of the Company's indebtedness to NHI. See "Use of Proceeds." Following the repayment of this indebtedness, the provisions of the NHI Agreement and the obligations under the NHI equity and revenue participation agreements will terminate. The Company also intends to pursue the negotiation of a new credit facility following this offering to increase the amount of credit available to the Company. There can be no assurance, however, that the Company will enter into an agreement for a new credit facility.

     Capital expenditures during fiscal 1997 are expected to include the replacement of existing capital assets as necessary, as well as the costs associated with the opening of new programs and facilities, including the possible purchase of certain real estate and improvements. The Company also may consider possible strategic acquisitions, including acquisitions of existing programs and other companies engaged in the youth services business. The Company, however, has no agreements, arrangements or commitments with respect to any such acquisitions. See "Business -- Growth Strategy."

     Current obligations, typically due within thirty days or less, are expected to be funded with cash flow from operations and borrowings under the Company's line of credit. The Company believes that operations, amounts available under its line of credit and the net proceeds from this offering will provide sufficient cash flow for the next twelve months and that long-term liquidity requirements will be met from cash flow from operations and outside financing sources.

INFLATION

     Inflation has not had a significant impact on the Company's results of operations since inception. Certain of the Company's existing contracts provide for annual price increases based upon changes in the Consumer Price Index.

IMPACT OF ACCOUNTING CHANGES

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." This statement imposes stricter criteria for long-term assets by requiring that such assets be probable of future recovery at each balance sheet date. The Company anticipates adopting SFAS 121 effective April 1, 1996, and does not expect that adoption will have a material impact on the results of operations, financial condition or cash flows of the Company.

     In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." This statement requires new disclosures in the notes to the financial statements about stock-based compensation plans based on the fair value of equity instruments granted. Companies also may base the recognition of compensation cost for instruments issued under stock-based compensation plans on these fair values. The Company anticipates adopting SFAS 123 effective April 1, 1996, but does not plan to change the method of accounting for these plans.

                                    BUSINESS

GENERAL

     Children's Comprehensive Services, Inc. is one of the largest for-profit providers of education and treatment services for at risk and troubled youth in the United States. The Company's programs include a comprehensive continuum of services provided in both residential and non-residential settings for youth who are emotionally disturbed, behaviorally disordered, developmentally delayed or learning disabled. The Company has contracts to provide its education and treatment services through the operation and management of specialized education programs and both open and secure residential treatment centers for local and state and federal governmental agencies in Alabama, California, Florida, Louisiana, Tennessee and Texas. As of March 31, 1996, the Company was providing education and treatment services, either directly or through its management contract with Helicon, to over 1,800 youth through 37 different programs. Since fiscal 1994, the Company has expanded its operations by broadening its program offerings, increasing student capacity at existing programs, and developing new programs in response to privatization and other opportunities. During this period, the number of youth served in the Company's programs increased from approximately 1,100 as of March 31, 1994 to over 1,800 as of March 31, 1996.

THE MARKET FOR THE COMPANY'S SERVICES

     The Company believes the market for the education and treatment of at risk and troubled youth is a large and growing market. The population of at risk and troubled youth ranges from youth who have been abused and neglected to those who are seriously emotionally disturbed. At one end of the spectrum are at risk youth. These are youth who are not functioning well in school or at home, exhibit such behavior as aggressive noncompliance with parents and authority figures, chronic truancy, fighting, running away, and alcohol or drug abuse. Of the 5.1 million children in special education programs during the 1992-93 school year, 2.4 million were diagnosed as having specific learning disabilities and over 400,000 were considered seriously emotionally disturbed. At the other end of the spectrum are troubled youth. These are youth who have committed serious and/or violent crimes, such as sex offenses, robberies, assaults and drug trafficking. In 1994, there were 2.7 million arrests of juveniles under 18 years of age, accounting for 19% of all violent crime and 35% of all property crime arrests. The Company believes that factors contributing to the increase in the rate of youth crime include the ready availability of firearms, the prevalence of drug addiction, violence portrayed in the media and the increase in the number of single parent homes. In addition, a recent census projection stated that the number of youth in the United States is expected to increase by 21% to nearly 21 million by the year 2005.

     The federal Individuals with Disabilities Education Act mandates that all children with disabilities be provided a free and appropriate education which emphasizes special education and related services designed to meet their unique needs. Governmental agencies traditionally have provided education and treatment services for at risk and troubled youth either directly or through private providers of these services. The Company believes that the increasing number of youth in the United States and the increasing prevalence of juvenile crime have resulted in a growing demand for education and treatment services for at risk and troubled youth, which will make it increasingly less likely that governmental entities will be able to provide the necessary services directly. As a result, there is a growing trend throughout the United States toward privatization of education and treatment services for at risk and troubled youth, as governments of all types face continuing pressure to control costs and improve the quality of services. Furthermore, the Company believes that, as juvenile crime and the demand for special education services for at risk and troubled youth continues to grow and receive increasing levels of attention from lawmakers and the general public, government funding for juvenile services will continue to increase. Although the number and scope of privatized services for at risk and troubled youth has increased dramatically in recent years, the Company estimates that only a relatively small percentage of these services are currently privately managed. Based on the combination of the current demographic and societal factors affecting at risk and troubled youth, the Company believes that the demand for education and treatment services for these youth will continue to escalate and, increasingly, the private sector will be called upon to meet the growing demands for these services.

OPERATING STRATEGY

     The Company's operating philosophy is to help at risk and troubled youth reach their potential through the delivery of a comprehensive continuum of consistent, high quality and cost-effective education and treatment services.

     Comprehensive Continuum of Services. The Company offers a comprehensive continuum of services to governmental entities ranging from non-restrictive programs, such as family preservation and non-residential special education programs, to secure residential and medium-security juvenile correctional facilities. The Company believes its primary emphasis on education and treatment, as well as consistency and flexibility in the delivery of its services, are critical to the success of its programs. Accordingly, the Company's programs are tailored to the specific needs of each locality, each client agency, each youth population and, most importantly, to the unique needs of each student or resident. The Company believes that this continuum of services allows it to address the specific needs of each segment of the at risk and troubled youth population and to satisfy the demands for such education and treatment services by a community. Through its relationship with Helicon, the Company also is able to deliver services to governmental agencies who are required or elect to contract with not-for-profit entities for the provision of youth education and treatment services.

     Quality Management of Existing Programs. The Company strives to enhance the quality of its programs, its program offerings and the quality of its highly trained and dedicated staff to improve the positive impact that its education and treatment programs have on the youth they serve. The Company has developed a model of ongoing program evaluation and quality management which the Company believes provides critical feedback to measure the qualitative performance of its various programs. The Company believes its reputation for providing high quality programs is an important competitive advantage which enables it to renew existing contracts and expand services to its current clients, as well as capitalize on privatization opportunities with additional governmental agencies.

     Cost-Effective Solution. The Company believes that it is able to design, develop and operate education and treatment facilities and programs at a lower cost than governmental agencies that are responsible for performing such services. The Company intends to focus on adherence to proven policies and procedures and efficient application of financial resources in order to continue to provide an attractive, cost-effective alternative to programs operated directly by governmental entities.

GROWTH STRATEGY

     The Company's growth strategy involves the expansion of its current programs and the development of additional programs, expansion into new geographic areas and possible strategic acquisitions.

     Expansion of Current Programs and Development of Additional Programs. The Company intends to build upon established relationships with governmental contracting agencies and their administrative staffs to expand the Company's current programs and to obtain contracts for additional programs in markets in which the Company currently operates. The Company believes that once it has established a relationship with a governmental agency and demonstrated expertise and reliability, the Company will be better able to identify business opportunities and obtain contracts for additional programs and services. Furthermore, the Company believes that as its reputation with a governmental entity is strengthened, the probability of such governmental entity utilizing private services for new types of programs will increase. In addition to its current continuum of programs, the Company also is prepared to develop new programs in response to societal trends and the special needs of governmental agencies.

     Geographic Expansion in the United States. The Company plans to expand its programs to additional geographic areas within the states in which the Company currently operates and in additional states. The Company believes that the public schools, correctional systems and youth services providers of many state and local governments are overburdened and financially constrained and, therefore, the private sector increasingly will be called upon to meet the growing demands throughout the United States for education and treatment services to at risk and troubled youth. The Company has selectively targeted additional geographic areas for marketing efforts during the next 12 to 18 months based on probability of success, geographic location, existing competition, potential profitability and political acceptability.

     Strategic Acquisitions. The market for youth education and treatment services is highly fragmented. The Company believes this fragmented market provides significant opportunities for the Company to enhance its market position in existing and new markets through strategic acquisitions of for-profit and not-for-profit companies in the youth education and treatment services field. The Company intends to pursue acquisitions that will expand the Company's operations into new geographic areas, add additional program types to the Company's continuum of services and establish relationships with local governmental entities. Although the Company currently has no agreement or understanding with respect to any such acquisition, the Company continually evaluates opportunities to expand its business through strategic acquisitions of other companies that provide youth education and treatment services.

SERVICES PROVIDED BY THE COMPANY

     The Company, directly and through programs managed for Helicon, educates and treats at risk and troubled youth through a comprehensive continuum of services that are designed to address the specific needs of each youth and to return the youth to their schools and communities. The Company's programs, ranging from non-residential family preservation programs to 24-hour secure facilities, are based predominantly on behavioral models designed to achieve behavior modification through therapy. The Company's programs include computer-based educational/vocational training and comprehensive programs for behavior change, including individual, group and family counseling, social and independent living skills training, empathy development, critical thinking and problem solving, anger management, substance abuse treatment and relapse prevention. These programs are designed to increase self-control and effective problem-solving; to teach youth how to understand and consider other people's values, behaviors and feelings; to show youth how to recognize how their behavior affects other people and why others respond to them as they do; and to teach them alternative, responsible, interpersonal behaviors. Although certain youth in the Company's programs require both drug treatment and therapy, the Company's goal is to minimize or eliminate the use of drugs whenever possible over the course of its involvement with the youth. When drug treatment is appropriate, drugs are prescribed by independent physicians and may be administered by Company personnel. Management believes that the breadth of the Company's services makes the Company attractive to local, state and federal governmental agencies. As of March 31, 1996, the Company was providing services to 1,354 youth in its 24 non-residential programs and 458 youth in its 13 residential programs.

     Non-Residential Education and Treatment. The Company's non-residential youth services programs are designed to meet the special needs of at risk and troubled youth and their families, while enabling the youth to remain in his or her home and community. As described below, non-residential services provided by the Company include educational day treatment programs, diversionary education programs, family preservation programs, homebound education programs and on-site education programs in emergency shelters and diagnostic centers. Referral sources for non-residential services include school districts, juvenile courts and state youth services departments.

          Educational Day Treatment Programs. The Company's educational day treatment programs provide specialized educational services for youth with clinically definable emotional disorders. These programs provide the opportunity to remedy deficits in a student's education and foster the development of responsible social behaviors. For these students, traditional public school programs have not been able to sustain motivation or cooperation or have not provided needed specialized education services. The Company's educational day treatment programs are staffed with teachers and counselors with expertise in behavioral management to provide high quality special education services, including specialized teaching methods, individual and group therapy provided by licensed clinicians, computer-based curriculum and instructional delivery and designs.

          Diversionary Education Programs. The Company's diversionary education programs provide educational and therapeutic day treatment services to youth whose social function in school and society has been unsatisfactory, delinquent and status offending youth and youthful sex offenders. These programs are designed to break the cycle of repeated teen delinquency and to strengthen the youth's ties and relationships with his or her family and community. In addition to individually tailored academic programs, these programs are designed to provide intensive supervision, individualized education and counseling, vocational counseling and job placement and independent living skills in an effort to remotivate the student's interest in school, develop self-discipline and improve social skills, self-esteem and cooperation with others.

          Family Preservation Programs. The Company's family preservation programs provide a blend of home-based, intensive crisis intervention services to at risk and troubled youth and their families. These programs are designed to help the youth improve their coping and living skills and strengthen and maintain the integrity of the family, while promoting the healthy growth and development of the at risk and troubled youth. The objectives of these programs are to improve family functioning and to keep the youth in the family.

          Homebound Education Programs. The Company's homebound education programs provide educational services to students who are pregnant or have medical problems that prevent them from attending school and suspended special education students. Students in these programs receive focused one-on-one instruction and continue with the curriculum of the school normally attended by the student.

          On-Site Education Programs in Shelters and Diagnostic Centers. The Company's shelter education program provides on-site educational services at multiple locations to at risk and troubled youth who have been removed from their homes and are in residence at emergency shelters and diagnostic centers. The objective of this program is to provide continuity in a student's education in a safe and secure environment while the youth awaits permanent placement.

     Residential Education and Treatment. The Company's residential education and treatment programs provide highly structured therapeutic environments and comprehensive treatment for at risk and troubled youth when structured observation is necessary, when severe behavior management needs are present or when containment and safety are required. As described below, the Company's residential services include pre-trial secure residential programs, therapeutic wilderness programs, a residential psychiatric treatment program, residential treatment programs, diagnostic and evaluation services and group homes. Referral sources for these services include governmental departments of probation, mental health, social services and youth corrections.

          Pre-Trial Secure Residential Programs. The Company's pre-trial secure residential programs house youth awaiting disposition of their court cases. While in detention, the emotional condition and educational needs of the youth are assessed by the Company to help the courts determine the appropriate permanent placement following adjudication. In addition, residents at the Company's pre-trial secure residential centers receive educational and treatment services, such as substance abuse and individual and group counseling, to provide these youth with a meaningful start towards their rehabilitation.

          Therapeutic Wilderness Programs. The Company's short-term therapeutic wilderness programs are designed for relatively low-risk youth who have failed or performed below expectations in community-based settings. These programs include educational and counseling services, and a regimen of structured physical activity, including drill and ceremony training and work projects. The Company believes its wilderness programs are an effective method to educate youth and teach the discipline and self-respect necessary to prevent a youth from repeating or engaging in more serious delinquent behavior.

          Residential Psychiatric Treatment Program. The Company's residential psychiatric treatment program provides medical and behavioral treatment to behaviorally and emotionally disturbed youth who suffer from depression, chemical dependency and other psychiatric disorders. The Company's psychiatric treatment program is the only Company program based on a medical model and is designed to achieve behavior modification through the use of therapy and medical treatment, including pharmaceuticals. Medical treatment services at this program are provided by independent physicians who contract with the Company to provide such services. Services offered at this program include therapy groups, drug education and 12-step recovery meetings. A primary goal of the Company's residential psychiatric program is to develop positive support systems for the adolescent to allow for discharge to a less structured environment. In 1996, this program received accreditation "With Highest Distinction" from the Joint Commission on Accreditation of Healthcare Organizations, and is also a CHAMPUS certified "Prime Provider."

          Residential Treatment Programs. The Company's residential treatment programs serve behaviorally and emotionally disturbed youth, such as youth who have substance abuse problems, youth suffering from depression and youth sex offenders. While in the Company's residential treatment centers, youth participate in individual, group and family therapy, recreation therapy and educational programs. These programs focus on teaching more appropriate behavior through cognitive restructuring, behavior management and counseling.

          Diagnostic and Evaluation Services Programs. The Company's diagnostic and evaluation services are designed to provide short-term evaluation and assessment services in a staff secure setting to youth who are in state custody.

          Group Homes. The Company's group home programs provide shelter care, transitional services and independent living programs for youth in a family-like setting in residential neighborhoods. These programs focus on teaching family living and social skills, and include both individual and group counseling.

     As of March 31, 1996, the Company was providing educational and treatment services, directly or through management contracts with Helicon, to over 1,800 youth through 37 programs. The table below sets forth certain information regarding the Company's youth services programs in operation as of March 31, 1996.

                                                                        PROVIDER                AVERAGE       COMMENCEMENT
                                                                           OF                POPULATION FOR        OF
            LOCATION                          PROGRAM TYPE               RECORD   CAPACITY    FISCAL 1996      OPERATIONS
- --------------------------------  ------------------------------------  --------  --------   --------------   ------------
NON-RESIDENTIAL PROGRAMS:
California:
  Banning.......................  Educational day treatment              Company      60            23            1985
  Barstow.......................  Educational day treatment              Company      40            16            1994
  Beaumont......................  Educational day treatment              Company      40            23            1985
  Chula Vista...................  Educational day treatment              Company      79            36            1994
  Desert Hot Springs............  Educational day treatment              Company      15             8            1992
  Grand Terrace.................  Educational day treatment              Company     179           156            1985
  Mid-Valley....................  Educational day treatment              Company      84            80            1988
  Quail Valley..................  Educational day treatment              Company      40            30            1990
  Ramona........................  Educational day treatment              Company      40            28            1990
  Riverside.....................  Educational day treatment              Company     132           117            1992
  San Bernardino................  Educational day treatment              Company      60            31            1980
  Steele Canyon.................  Educational day treatment              Company      36            31            1994
  Victorville...................  Educational day treatment              Company      40            32            1987
Florida:
  Jacksonville..................  Diversionary education                 Company      32             9            1995
Louisiana:
  New Orleans...................  Diversionary education                 Company      30            29            1991
  New Orleans...................  Family preservation                    Company     N/A             4            1994
Tennessee:
  Covington.....................  Diversionary education                 Helicon      30            29            1994
  Clarksville...................  Diversionary education                 Helicon      40            40            1994
  Murfreesboro..................  Family preservation                    Helicon     N/A            18            1988

                                                                        PROVIDER                AVERAGE       COMMENCEMENT
                                                                           OF                POPULATION FOR        OF
            LOCATION                          PROGRAM TYPE               RECORD   CAPACITY    FISCAL 1996      OPERATIONS
- --------------------------------  ------------------------------------  --------  --------   --------------   ------------
  Murfreesboro..................  Educational day treatment              Helicon      20            16            1990
  Murfreesboro..................  Diversionary education                 Helicon      40            40            1994
  Nashville.....................  Diversionary education                 Helicon      40            40            1990
  Nashville.....................  Homebound education                    Company     N/A            84            1991
  Various.......................  On-site education services in          Helicon     403           359            1993
                                  emergency shelters and diagnostic
                                  centers
RESIDENTIAL PROGRAMS:
Alabama:
  Eutaw.........................  Therapeutic wilderness                 Company      20            15            1995
  Jasper........................  Therapeutic wilderness                 Company      20            16            1994
  Selma.........................  Therapeutic wilderness                 Company      26            10            1996
  Tuscaloosa....................  Pre-trial secure residential           Company      27            24            1989
  Tuscumbia.....................  Pre-trial secure residential           Company      25            19            1992
California:
  Mid-Valley....................  Residential treatment                  Helicon      84            81            1988
  Ramona........................  Residential psychiatric treatment      Helicon      40            36            1984
  Riverside.....................  Residential treatment                  Helicon     120           115            1992
  Various.......................  Group homes                            Helicon      36            20            1994
Tennessee:
  Clarksville...................  Diagnostic and evaluation services     Company      25            25            1992
  Johnson City..................  Pre-trial secure residential           Company      12             9            1985
  Murfreesboro..................  Residential treatment                  Company      34            34            1989
  Newbern.......................  Residential treatment                  Company      32            32            1990

     Since March 31, 1996, the Company has entered into contracts to operate the following programs:

          Riverside County, California. In May 1996, the Company initiated an educational day treatment program at a residential juvenile facility for 30 students in Riverside County, California. The Company also manages the facility's residential treatment program for Helicon.

          Bexar County, Texas. In July 1996, the Company entered into a contract to operate a juvenile justice alternative school in Bexar County, Texas. Scheduled to open in September 1996 for the 1996-1997 school year, the school will accommodate up to 400 students who have been removed from the county's public school system for various statutory offenses.

          Eufaula, Alabama. In July 1996, the Company entered into a contract to operate a medium-security residential youth center in Eufaula, Alabama. The program, scheduled to open in August 1996, will serve 60 juvenile males who have been committed to state custody.

OPERATIONAL PROCEDURES

     The Company's programs are designed to provide consistent, high quality and cost-effective education and treatment across a range of services to meet a wide variety of needs for the various segments of the at risk and troubled youth population. The Company generally is responsible for the overall operation of its own and Helicon's facilities and programs, including staff recruitment, general administration and security and supervision of the youth in their programs.

     Staff Recruitment and Training. The Company has assembled an experienced team of managers, counselors and staff that blends program expertise with significant business and financial experience in each area of the Company's operations. The Company believes that its recruitment, selection and training programs provide quality personnel experienced in the Company's approach to providing education and treatment programs. The Company's direct care staff includes teachers, counselors, mental health professionals, juvenile justice administrators and licensed clinicians. The Company prefers to recruit direct care staff who have pursued undergraduate or graduate studies in education and in the behavioral or social sciences. The Company currently has 77 employees with masters or doctorate degrees.

     The Company's internal training policies require the Company's teachers, counselors, security and other direct care staff to complete extensive training. Core training includes courses in the major Company program components such as behavior change education, positive peer culture, discipline and limit setting, anger management and the teaching of social skills. Annual continuing education also is required for all direct care staff. The Company demonstrates its commitment to its employees' professional development by offering lectures, classes and training programs, as well as tuition reimbursement benefits.

     Quality Assessment. The Company has developed a model of ongoing program evaluation and quality management which the Company believes provides critical feedback to measure the quality of its various programs. The Company has implemented its Periodic Service Review ("PSR") system at the majority of its programs, and expects to complete implementation at the Company's remaining programs during fiscal 1997. The PSR system provides regular feedback on percentage achievement of standards to measure whether a program is achieving its performance objectives. The quality of care standard data is computer scanned on a weekly or monthly basis and graphs are developed which show ongoing visual representations of progress towards meeting standards. Feedback is then provided to the Company's administrators, corporate managers and all staff so that each team member is aware on a timely basis if program standards are being met. The Company believes the PSR system is a vital management tool to evaluate the quality of its programs, and has been useful as a marketing tool to promote the Company's programs since it provides more meaningful and significant data than is usually provided by routine contract licensing monitoring of programs. To expand the scope of the PSR system, the Company is attempting to develop a computer-based program which correlates client characteristics and program achievements with recidivism data after youth are released from the Company's various programs.

     Security. The Company realizes that, in the operation of programs for at risk and troubled youth, a primary mission is to protect the safety of the community within a facility, as well as the community outside. Thus, the Company's programs emphasize security, risk assessment and close supervision by responsible and well-trained staff.

MARKETING

     The Company's marketing activities are directed primarily toward local and state governmental entities responsible for juvenile justice, social services providers, education and mental health, as well as school districts and juvenile courts responsible for special programs for at risk and troubled youth. Marketing efforts are conducted and coordinated by the Company's Vice President of Business Development and other senior management personnel with the aid, where appropriate, of certain independent consultants. In 1993 and 1994, the Company conducted an extensive survey of governmental agencies responsible for services to at risk and troubled youth. Based on responses to this survey, the Company determined to selectively focus its marketing efforts on a number of additional geographic areas, both within states in which it currently operates and in additional states, based on probability of success, geographic location, existing competition, potential profitability and political acceptability. The Company continues to evaluate these and other areas for their market potential.

     The Company generally pursues its business opportunities in one of two ways. The Company follows either the traditional competitive process where a Request for Proposals ("RFP") or a Request for Qualifications ("RFQ") is issued by a government agency, with a number of companies responding, or the Company receives unsolicited requests, generally from local school districts, for the operation of special education programs. When the Company receives inquiries from or on behalf of governmental agencies or local school districts, the Company determines whether there is an existing need for the Company's services, assesses the legal and political climate and the availability of funding and competition, and then conducts an initial cost analysis to further determine program feasibility.

     Generally, governmental agencies responsible for juvenile justice or youth education and treatment services procure services through RFPs or RFQs. Most of the Company's activities in the area of securing new business are in the form of responding to RFPs. As part of the Company's process of responding to RFPs, management meets with appropriate personnel from the agency making the request to best determine the agency's distinct needs. If the project fits within the Company's strategy, the Company will then submit a written response to the RFP. A typical RFP requires bidders to provide detailed information, including the service to be provided by the bidder, its experience and qualification and the price at which the bidder is willing to provide the services. The Company has, and intends in the future, to engage independent consultants to assist it in responding to RFPs. Based on the proposals received in response to an RFP, the agency will award a contract to the successful bidder. In addition to issuing formal RFPs, local jurisdictions may issue an RFQ. In the RFQ process, the requesting agency selects a firm believed to be most qualified to provide the requested services and then negotiates the terms of the contract with that firm, including the price at which its services are to be provided.

     The Company also attends and promotes its services at key conferences throughout the United States where potential government clients are present. Key management staff are on occasion requested by governmental agencies to make presentations at such conferences or to provide professional training.

RELATIONSHIP WITH HELICON

     The Company conducts a significant portion of its business through its relationship with Helicon, a Section 501(c)(3) not-for-profit corporation. As of March 31, 1996, the Company was providing consulting, management and marketing services to Helicon at 11 programs. Helicon also leases two facilities owned by the Company to operate its programs. Services provided to Helicon by the Company include operational, management, marketing, program design, financial and other support services, including payroll, budgeting and accounting. The Company is entitled to receive management fees for these services in an amount equal to 6% of the monthly gross revenues of Helicon's programs. The payment of these management fees, however, is subordinated in right of payment to amounts payable by Helicon to fund its programs. For each of the fiscal years ended March 31, 1996, 1995 and 1994, the Company did not recognize all the management fee income to which it was entitled due to the inability of Helicon to pay these amounts, and there can be no assurance that the Company will recognize any management fee income in the future. As of March 31, 1996, unpaid management fees, lease payments and advances, plus interest, due to the Company from Helicon totaled $6,531,000. Based on the current level of operations being maintained by Helicon, the Company does not anticipate collecting any of this amount. The Helicon Agreement expires September 1, 1999. The Company also has guaranteed Helicon's obligations under a bank line of credit in the amount of $500,000. See "Risk Factors -- Relationship with Helicon," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and Note D of Notes to Consolidated Financial Statements.

MAJOR CUSTOMERS

     During the fiscal year ended March 31, 1996, the Company earned approximately 23% of its revenues under a contract with the Riverside County Office of Education, Riverside, California, and approximately 15% of its revenues under three contracts with the State of Tennessee. The Company's contract with the Riverside County Office of Education requires that the Company provide special education and related services, such as transportation, counseling and language and speech therapy, to those individuals requiring such services who are referred to one of the Company's schools by Riverside County. The Company's contracts with the State of Tennessee require that the Company provide education, treatment, assessment and evaluation services. The existing contracts with Riverside County and the State of Tennessee expired June 30, 1996. As is customary, the Company historically has negotiated the renewal of these contracts in July and August following the end of the fiscal year (June
30) of these governmental entities. The Company currently is negotiating the renewal of the contract with Riverside County, and expects to renew this contract during July or August 1996 for a period of one year. The Company has reached agreement regarding the renewal terms of each of the three Tennessee contracts, two of which were renewed for a period of six months and the other for a period of one year. There can be no assurance that all of the contracts with Riverside County or the State of Tennessee will be renewed for the current or any subsequent year on terms acceptable to the Company. See "Risk Factors -- Dependence on Certain Customers," "Risk Factors -- Contract Renewal" and Note M of Notes to Consolidated Financial Statements.

REGULATIONS

     The industry in which the Company operates is subject to federal, state and local regulations which are administered by various regulatory authorities and accrediting bodies. Pursuant to the terms of the Company's contracts and state laws and regulations, the Company is required to obtain licenses, certifications and/or accreditations for its programs. The Company's contracts typically include extensive reporting requirements and may require supervision and on-site monitoring by representatives of contracting governmental agencies. State law also typically requires teachers, counselors and other personnel to meet certain training standards as well as certain credential and license requirements. In addition, many state and local governments are required to enter into a competitive bidding procedure before awarding contracts for products or services. The failure to comply with any applicable laws, rules or regulations and the loss of any required license, certification or accreditation could have a material adverse effect on the Company's financial condition and results of operations. Furthermore, the current and future operations of the Company may be subject to additional regulations as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on the Company's financial condition and results of operations.

COMPETITION

     The youth education and treatment market is highly fragmented, with no single company or entity holding a dominant market share. The Company competes with other for-profit companies, not-for-profit entities and governmental agencies that are responsible for youth education and treatment. The Company competes primarily on the basis of the quality, range and price of services offered, its experience in operating facilities and the reputation of its personnel. The business in which the Company engages is one that other entities may easily enter without substantial capital investment or experience in management of education or treatment facilities. Many of the Company's competitors have greater resources than the Company. The Company also competes in some markets with smaller local companies that may have a better understanding of the local conditions and may be better able to gain political and public acceptance. Certain not-for-profit entities may offer education and treatment programs at a lower cost than the Company due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to for-profit companies.

EMPLOYEES

     At March 31, 1996, the Company had 476 full-time employees and 222 part-time employees, none of whom were represented by a union. Of these 698 employees, 44 were corporate or regional administrative staff and 654 were involved in program and facility operation and management. Management believes that its relations with its employees are good.

INSURANCE

     The Company maintains an $11 million general liability insurance policy for all of its operations. The Company also maintains insurance in amounts it deems adequate to cover property and casualty risks, workers' compensation and director and officer liability. There can be no assurance that the aggregate amount and kinds of the Company's insurance are adequate to cover all risks it may incur or that insurance will be available in the future.

     Each of the Company's contracts and the statutes of certain states require the maintenance of insurance by the Company. The Company's contracts provide that in the event the Company does not maintain such insurance, the contracting agency may terminate its agreement with the Company. The Company believes it is in compliance in all material respects with respect to these requirements.

LEGAL PROCEEDINGS

     In October 1995, a civil action was filed in the Circuit Court of Colbert County, Alabama, against the Company and certain of the Company's employees in connection with the circumstances surrounding the alleged wrongful death of a juvenile enrolled at the Company's wilderness program in Jasper, Alabama. The Company's investigation indicated that the juvenile had physical impairments prior to his enrollment in the wilderness program, which may have contributed to his death. The complaint, among other things, alleged negligence and civil rights violations on the part of the Company and certain of its employees, and sought an unspecified amount of damages. The Company reached a confidential agreement to settle this lawsuit in July 1996, the terms of which will not have an adverse effect on the Company's financial condition or results of operations.

     In December 1992, the Company received an audit report from the California Department of Social Services alleging overpayments of approximately $315,000 at its six-bed group homes for the years 1991 and 1992. The Company is contesting this determination and filed a rate protest with the Department of Social Services in February 1993. An informal hearing was concluded in October 1995, and in April 1996, the Company filed a request for a formal hearing. The Department of Social Services has established August 6, 1996 as the hearing date. A provision for liability of approximately $201,000 is included in accrued other expenses at March 31, 1996.

     The Company is involved in various other legal proceedings, none of which are expected to have a material effect on the Company's financial condition or results of operations.

PROPERTIES

     Except for its non-residential office and educational treatment center in Grand Terrace, California, its educational treatment centers in Victorville and Riverside, California, and its residential treatment centers in Murfreesboro and Newbern, Tennessee (which are owned by the Company), the Company leases facilities for the operation of its programs on a short-term basis (generally one to five years) in the particular locality where it conducts its programs. For the fiscal year ended March 31, 1996, the Company's total rental expense was approximately $445,000. In addition, the Company also has obtained a right to occupy certain facilities rent-free during the effectiveness of the Company's contracts to provide residential treatment programs in Alabama, Tennessee and Texas. The Company owns real estate and improvements in Riverside and Ramona, California which it leases to Helicon pursuant to lease agreements which expire July 31, 2019 and December 31, 1997, respectively.

     The Company also owns its corporate headquarters office building located in Murfreesboro, Tennessee. This office building contains approximately 8,800 square feet of office space. The Company believes its facilities are suitable for its current operations and programs. The Company believes that if any of its leases are terminated or the Company needs additional space, it will be able to obtain new or additional space on acceptable terms.

                                   MANAGEMENT

     The following table sets forth certain information concerning the executive officers and directors of the Company as of the date of this Prospectus.

                NAME                   AGE                        POSITION
- -------------------------------------  ---     -----------------------------------------------
William J Ballard....................  54      Chairman, Chief Executive Officer and Director
Amy S. Harrison......................  46      Vice Chairman, President and Director
Martha A. Petrey, Ph.D...............  53      Executive Vice President and Director
Stephen H. Norris....................  51      Executive Vice President
Vicki M. Agee, Ph.D..................  57      Vice President
Kathryn Behm Celauro.................  48      Vice President - Business Development
Mary P. Trainor......................  50      Vice President
                                               Vice President - Finance, Secretary and
Donald B. Whitfield..................  44      Treasurer
Thomas B. Clark......................  54      Director
Joseph A. Fernandez, Ed.D.(1)........  60      Director
David L. Warnock(1)..................  38      Director

- ---------------

(1) Pursuant to a Stockholders' Agreement, dated September 20, 1993, between the Company, T. Rowe Price, Ms. Harrison and Dr. Petrey (the "Stockholders' Agreement"), such persons agreed to vote their shares of Common Stock and take such other actions within their power as may be required to cause individuals designated by T. Rowe Price to be elected to the Board of Directors such that T. Rowe Price has representation on the Board of Directors approximately equal to its percentage ownership in the Company for as long as T. Rowe Price owns Common Stock with voting power equal to at least 33% of the aggregate voting power of all outstanding Common Stock. Mr. Warnock and Dr. Fernandez are the designated representatives of T. Rowe Price. Following this offering, the Stockholders' Agreement will terminate; however, Mr. Warnock and Dr. Fernandez have been nominated by the Board of Directors for reelection to the Board of Directors at the Annual Meeting.

     Mr. Ballard has served as Chief Executive Officer of the Company since March 1993, as a director since May 1993, and as Chairman of the Board since September 1994. Mr. Ballard also served as President of the Company from March 1993 to February 1996. From May 1992 through March 1993, Mr. Ballard served as Vice President of Cumberland Health Systems, Inc., in connection with its proposed merger with the Company. From June 1990 through May 1992, Mr. Ballard served as Vice President - Finance and Treasurer of the Company. Prior to such time, Mr. Ballard served as President of Paladin Capital, Inc. from March 1988 through May 1990, and as President of Major Safe Co., Inc. from 1973 through 1987.

     Ms. Harrison has served as Vice Chairman of the Company since May 1990, as President since February 1996, and as a director of the Company since May 1988. From March 1988 through September 1994, Ms. Harrison served as an Executive Vice President of the Company. Ms. Harrison founded a group of corporations collectively known as Advocate Schools ("Advocate Schools") in 1977, and served as an executive officer and a director of those corporations until their acquisition by the Company in March 1988 and February 1990. Ms. Harrison also currently serves as a consultant to the California State Department of Education and has had numerous state and county appointments.

     Dr. Petrey has served as Executive Vice President of the Company since March 1988 and as a director since May 1988. Dr. Petrey served as an executive officer and a director of Advocate Schools from 1980 until their acquisition by the Company in March 1988 and February 1990. Dr. Petrey holds a Ph.D. in clinical psychology from the University of South Carolina and is a licensed clinical psychologist with experience in both public and private practice.

     Mr. Norris has served as Executive Vice President of the Company since April 1993. From June 1990 though March 1993, Mr. Norris served as President of the Company. From December 1988 to May 1990, Mr. Norris served as Executive Director of the Tennessee Business Roundtable, and from 1985 to 1988 Mr. Norris served as Commissioner of the Tennessee Department of Correction.

     Dr. Agee has served as a Vice President of the Company since September 1995. From July 1991 through September 1995, Dr. Agee served as Senior Vice President and Clinical Director for Youth Services International, Inc. Prior to July 1991, Dr. Agee served as Director of Correctional Services for New Life Youth Services, Inc. Dr. Agee holds a Ph.D. in clinical psychology from the University of Texas and is a licensed clinical psychologist.

     Ms. Celauro has served as Vice President - Business Development since November 1993. From April 1993 through October 1993, Ms. Celauro served as a Vice President of Cumberland Health Systems, Inc. From January 1987 through March 1993, Ms. Celauro served in various capacities with the Company, including Senior Vice President, Vice President and Secretary. From September 1985 to January 1987, Ms. Celauro served as Commissioner of Revenue for the State of Tennessee. Prior to that time, she served as legal counsel to the Commissioner of Finance and Administration and was an Assistant Attorney General for the State of Tennessee for four years.

     Ms. Trainor has served as a Vice President of the Company since 1989. Ms. Trainor served as Administrative Director of Advocate Schools from 1985 to 1988 and joined the Company as Director of Operations, Advocate Schools in March 1988 following the Company's acquisition of three of the four Advocate Schools corporations.

     Mr. Whitfield has served as Vice President - Finance, Secretary and Treasurer of the Company since March 1993. Mr. Whitfield has been employed by the Company since March 1988 in various capacities, including Controller, Assistant Secretary and Assistant Treasurer. Mr. Whitfield is a certified public accountant.

     Mr. Clark is an attorney-at-law in private practice. From January 1994 until October 1994, he served as Executive Vice President-Administration and General Counsel of Genesco, Inc., a footwear and apparel manufacturer and retailer headquartered in Nashville, Tennessee. Prior to assuming that position, Mr. Clark served as a partner in the law firm of Boult, Cummings, Conners & Berry in Nashville, Tennessee from 1987 to 1994.

     Dr. Fernandez is President of Joseph A. Fernandez & Associates, Inc., an education consulting firm. From June 1993 until June 1996, Dr. Fernandez served as President and Chief Executive Officer of School Improvement Services, Inc., a Winter Park, Florida organization which provides consulting services related to school improvement at the state, district or school level. Prior to assuming such position in 1993, Dr. Fernandez served as Chancellor of the New York City Public Schools from 1990 to 1993, and as Superintendent of the Dade County Public Schools in Miami, Florida from 1987 to 1990. Dr. Fernandez received his Doctor of Education from Nova University in 1985. In June 1996, the Company entered into a one-year agreement with Joseph Fernandez & Associates, Inc. ("JFA"), of which Dr. Fernandez serves as President, for the provision of certain marketing and consulting services to the Company. Pursuant to the terms of this agreement, JFA will be paid a monthly fee of $4,167 and will receive warrants for 20,000 shares of Common Stock for each new Company program obtained as a result of services provided under the agreement that meet specified annual operating income criteria.

     Mr. Warnock is a partner in Cahill, Warnock & Company, an investment management company, as well as a consultant to the Advisory Committee of T. Rowe Price, a principal shareholder of the Company. See "Principal and Selling Shareholders." Until July 1995, Mr. Warnock served as President of T. Rowe Price Strategic Partners II, L.P., the general partner of T. Rowe Price, and as a Vice President of T. Rowe Price Associates, Inc.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date hereof, and as adjusted to reflect the sale of the Common Stock offered hereby, with respect to (i) the Selling Shareholders; (ii) each person known by the Company to own beneficially more than five percent of the Common Stock; (iii) each of the Company's directors; and (iv) all directors and executive officers as a group.

                                                                                            SHARES
                                               SHARES BENEFICIALLY                       BENEFICIALLY
                                               OWNED PRIOR TO THE                      OWNED AFTER THE
                                                   OFFERING(1)                           OFFERING(1)
                                               -------------------     SHARES TO      ------------------
          NAME OF BENEFICIAL OWNER              NUMBER     PERCENT     BE SOLD IN     NUMBER     PERCENT
- ---------------------------------------------  --------    -------    THE OFFERING    -------    -------
                                                                      ------------
T. Rowe Price Strategic Partners Fund II,
  L.P.(2)....................................  1,834,280    33.4%        930,000      904,280      12.9%
William J Ballard(3).........................   115,000       2.0         50,000       65,000         *
Amy S. Harrison(4)(5)........................   348,579       6.3             --      348,579       4.9
Martha A. Petrey, Ph.D.(5)(6)................   340,246       6.1         20,000      320,246       4.6
Thomas B. Clark(7)...........................     7,250      *                --        7,250      *
Joseph A. Fernandez, Ed.D.(8)................    19,336      *                --       19,336      *
David L. Warnock(9)..........................     6,500      *                --        6,500      *
All directors and executive officers as a
  group (11 persons)(10).....................   893,685      15.5         70,000      823,685      11.4

- ---------------

*Less than one percent.

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person and all directors and executive officers as a group, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.
(2) In September 1993, the Company received $1,500,000 pursuant to a loan agreement (the "T. Rowe Price Loan Agreement") with T. Rowe Price under a 12%, one-year term loan. This loan had equity components through which T. Rowe Price received shares of Common Stock upon closing and a warrant to increase its ownership position to up to one-third of the then total outstanding Common Stock. In July 1994, T. Rowe Price exercised its warrant, for a total consideration of $1,848,000. $500,000 of the proceeds from the warrant exercised was used to reduce the balance outstanding under the term loan to $1,000,000. In September 1994, T. Rowe Price renewed the $1,000,000 balance outstanding under this loan for a term of five years. The balance outstanding under this loan was repaid in full in September 1995. In connection with the T. Rowe Price Loan Agreement, the Company entered into a Registration Rights Agreement pursuant to which the shares being sold in this offering by T. Rowe Price are being sold. See "Description of Capital Stock -- Registration Rights." T. Rowe Price's address is 100 East Pratt Street, Baltimore, Maryland 21202.
(3)  Includes 114,000 shares subject to currently exercisable options.
(4)  Includes 44,000 shares subject to currently exercisable options.
(5) Mr. Harrison and Dr. Petrey are former shareholders of Advocate Schools and have been executive officers and directors of the Company since the Company's acquisition of Advocate Schools. After acquiring Advocate Schools, the Company continued payments under several real property leases between Ms. Harrison, Dr. Petrey and Advocate Schools on real property owned by Ms. Harrison and Dr. Petrey. These leases expired during fiscal 1994. However, the Company continues to lease certain of the subject properties on a month-to-month basis under the same payment terms and conditions as in the original leases. Payments to Ms. Harrison and Dr. Petrey under these rental arrangements during fiscal 1996 totaled $101,000. Ms. Harrison and Dr. Petrey's address is c/o 805 South Church Street, Murfreesboro, Tennessee 37130.
(6)  Includes 35,667 shares subject to currently exercisable options.
(7) Includes 6,250 shares subject to currently exercisable options and 1,000 shares owned by Mr. Clark's spouse, as to which he disclaims beneficial ownership.
(8) Includes 6,250 shares subject to currently exercisable options pursuant to the Company's stock incentive plans and a warrant to purchase 9,616 shares of Common Stock issued to School Improvement Services, Inc. Dr. Fernandez is a principal shareholder and served as President and Chief Executive Officer of School Improvement Services, Inc. from June 1993 until June 1996.
(9) Includes 6,250 shares subject to currently exercisable options. Does not include 1,834,280 shares of Common Stock owned by T. Rowe Price. Mr. Warnock serves as a consultant to the Advisory Committee of T. Rowe Price and is the former president of T. Rowe Price Strategic Partners II, L.P., the general partner of T. Rowe Price. In such capacity, Mr. Warnock may be deemed to share voting and investment power with respect to such shares. Mr. Warnock disclaims beneficial ownership of such shares.
(10) Does not include shares of Common Stock beneficially owned by T. Rowe Price. Includes an aggregate of 262,752 shares subject to currently exercisable options and 9,616 shares subject to a currently exercisable warrant.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock currently consists of 10,000,000 shares of Common Stock, $.01 par value, and 10,000,000 shares of preferred stock, $1.00 par value ("Preferred Stock"). The Company has submitted for approval by the shareholders of the Company at the Annual Meeting an amendment to the Restated Charter that would increase the number of authorized shares of Common Stock to 50,000,000. Upon the completion of this offering, 6,999,160 shares of Common Stock and no shares of Preferred Stock will be outstanding. Pursuant to the Company's stock incentive plans, there are 408,116 shares of Common Stock reserved for issuance pursuant to outstanding options and an additional 506,700 shares of Common Stock available for future grants. In addition, 9,616 shares of Common Stock are issuable upon the exercise of an outstanding warrant.

     The following summary description is qualified in its entirety by reference to the Company's Restated Charter and Bylaws and the other contracts, agreements and documents describing the terms of the Company's securities.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are not entitled to cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of Common Stock voting in the election of directors can elect all of the directors standing for election. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims. The Restated Charter gives holders of Common Stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Restated Charter authorizes 10,000,000 shares of Preferred Stock, none of which is outstanding. The Board of Directors has the authority, without any further vote or action by the shareholders, to issue Preferred Stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences and limitations of such series to the full extent now or hereafter permitted by Tennessee law. The Company has no present intention to issue any series of Preferred Stock.

REGISTRATION RIGHTS

     Following this offering, beneficial holders of an aggregate of 1,573,105 shares of Common Stock have contractual rights with respect to the registration of shares of Common Stock ("Registrable Shares") under the Securities Act. The Company has granted two demand registration rights which may be exercised by T. Rowe Price with respect to shares of Common Stock held by it. In addition, T. Rowe Price, Amy S. Harrison and Martha A. Petrey have incidental registration rights which provide that, in the event the Company proposes to register any of its securities under the Securities Act for its own account, holders of Registrable Shares may require the Company to include all or a portion of the Registrable Shares in the registration, provided, among other conditions, that the managing underwriter (if any) of any such offering has the right, subject to certain conditions, to limit the number of Registrable Shares included in the registration. In general, all fees, costs and expenses of such registrations (other than the underwriting commissions, dealers' fees, brokers' fees and concessions applicable to Common Stock) will be borne by the Company. In connection with this offering, T. Rowe Price and Dr. Petrey have exercised their incidental registration rights and are selling an aggregate of 950,000 Registrable Shares. Ms. Harrison has waived her registration rights with respect to this offering.

CERTAIN PROVISIONS OF THE RESTATED CHARTER, BYLAWS, AND TENNESSEE LAW

     Certain provisions of the Company's Restated Charter, Bylaws, and Tennessee statutory law described in this section may delay or make more difficult acquisitions or changes of control of the Company that are not approved by the Board of Directors. Such provisions have been implemented to enable the Company to develop its business in a manner that will foster its long-term growth without the disruption of the threat of a takeover not deemed by the Board of Directors to be in the best interests of the Company and its shareholders.

     Advance Notice for Shareholder Proposals or Making Nominations at
Meetings. The Bylaws establish an advance notice procedure for shareholder proposals to be brought before a meeting of shareholders of the Company and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a shareholder who has given to the Secretary of the Company timely written notice in proper form, of the shareholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by the Board of Directors, or the committee of the Board of Directors designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of the Company.

     To be timely, notice of nominations or other business to be brought before any meeting must be received by the Secretary of the Company not less than fifty
(50) days nor more than seventy-five (75) days prior to the meeting. The notice of any shareholder proposal or nomination for election as director must set forth various information required under the Bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on the Company's books (if they so appear) and the class and number of shares of the Company's capital stock that are beneficially owned by them.

     Amendment of the Bylaws and Restated Charter. The Bylaws provide that a majority of the members of the Board of Directors or the holders of a majority of the voting power of all shares of the Company's capital stock represented at a regular or special meeting have the power to amend, alter, change, or repeal the Bylaws.

     Except as may be set forth in resolutions providing for any class or series of Preferred Stock, any proposal to amend, alter, change, or repeal the Restated Charter requires approval by the affirmative vote of both a majority of the members of the Board of Directors then in office and the holders of a majority of the voting power of all of the shares of the Company's capital stock entitled to vote on the amendments, with shareholders entitled to dissenters' rights as a result of the amendment voting together as a single class.

     Anti-Takeover Legislation. The Tennessee Business Combination Act (the "Combination Act") provides, among other things, that any corporation to which the Combination Act applies, including the Company, shall not engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

     The Combination Act defines "business combination," generally, to mean any:
(i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge, or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of (A) the market value of consolidated assets, (B) the market value of the corporation's outstanding shares or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation; (vi) transaction in which the interested shareholder's proportionate share of the outstanding shares of any class of securities is increased; or (vii) financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder.

     The Combination Act defines "interested shareholder," generally, to mean any person who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock, or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation's stock at any time within the five year period preceding the date in question. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the transaction (i) complies with all applicable charter and bylaw requirements and applicable Tennessee law and (ii) is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder, or when the transaction meets certain fair price criteria. The fair price criteria include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (i) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (ii) the highest preferential amount, if any, such class or series is entitled to receive on liquidation, or (iii) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

     The Tennessee Control Share Acquisition Act (the "Acquisition Act") prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a "control share acquisition," as defined in the Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. The Company has not elected to make the Acquisition Act applicable to the Company. No assurance can be given that such election, which must be expressed in a charter or bylaw amendment, will or will not be made in the future.

     The Tennessee Greenmail Act (the "Greenmail Act") prohibits the Company from purchasing or agreeing to purchase any of its securities, at a price in excess of fair market value, from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the Company or the Company makes an offer of at least equal value per share to all holders of shares of such class.

     The effect of the Combination Act, the Acquisition Act, and the Greenmail Act may be to render more difficult a change of control of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is SunTrust Bank, Atlanta.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                UNDERWRITERS                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Montgomery Securities................................................
    Equitable Securities Corporation.....................................
    Lehman Brothers Inc..................................................
                                                                              ---------
         Total...........................................................     2,500,000
                                                                              =========

     The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may
allow to selected dealers a concession of not more than $          per share;
and the Underwriters may allow, and such dealers may reallow, a concession of
not more than $          per share to certain other dealers. After the public
offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. In the event the Underwriters exercise the over-allotment option for less than 375,000 shares, the Underwriters will purchase such shares on a pro rata basis based on the number of shares offered by the Company and the Selling Shareholders. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Selling Shareholders and each of the Company's directors and executive officers have agreed, subject to certain limited exceptions, not to offer, sell or otherwise dispose, directly or indirectly, of any shares of Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, as representative of the Underwriters. The Company has agreed not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, as representative of the Underwriters, except that the Company, without such consent, may grant options or issue Common Stock upon exercise of new or outstanding options pursuant to the Company's stock incentive plans.

     Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1995 and 1996, and for each of the three years in the period ended March 31, 1996, appearing in this Prospectus and the Registration Statement of which this Prospectus is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere or incorporated by reference herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions or contents of any contract or other document referred to herein are not necessarily complete. With respect to each such contract or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements, and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 filed by the Company with the Commission is hereby incorporated herein by reference. All reports and other documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the filing date of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into this Prospectus). Requests for such documents should be directed to Donald B. Whitfield, Children's Comprehensive Services, Inc., 805 South Church Street, Murfreesboro, Tennessee 37130, telephone number (615) 896-3100.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                     PAGE NO.
                                                                                     --------
Report of Independent Auditors.....................................................     F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets at March 31, 1996 and 1995...........................     F-3
  Consolidated Statements of Income for the years ended March 31, 1996, 1995 and
     1994..........................................................................     F-4
  Consolidated Statements of Shareholders' Equity for the years ended March 31,
     1996, 1995 and 1994...........................................................     F-5
  Consolidated Statements of Cash Flows for the years ended March 31, 1996, 1995
     and 1994......................................................................     F-6
  Notes to Consolidated Financial Statements.......................................     F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Children's Comprehensive Services, Inc.

     We have audited the accompanying consolidated balance sheets of Children's Comprehensive Services, Inc. as of March 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Children's Comprehensive Services, Inc. at March 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Nashville, Tennessee
May 15, 1996

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                            MARCH 31,
                                                                  -----------------------------
                                                                      1996             1995
                                                                  ------------     ------------
ASSETS
CURRENT ASSETS
  Cash..........................................................  $  2,427,000     $     69,000
  Accounts receivable, net of allowance for doubtful accounts of
     $146,000 in 1996 and $133,000 in 1995......................     4,468,000        3,432,000
  Prepaid expenses..............................................       303,000          266,000
  Other current assets..........................................       254,000          134,000
                                                                   -----------     ------------
          TOTAL CURRENT ASSETS..................................     7,452,000        3,901,000
PROPERTY AND EQUIPMENT, net.....................................    14,306,000       14,866,000
PROPERTY HELD FOR SALE..........................................           -0-          165,000
NOTE RECEIVABLE.................................................       217,000              -0-
NON-COMPETITION AGREEMENTS, net of accumulated amortization of
  $2,000,000 in 1996 and $1,750,000 in 1995.....................           -0-          250,000
OTHER ASSETS AND DEFERRED CHARGES, at cost, net of accumulated
  amortization of $332,000 in 1996 and $259,000 in 1995.........       147,000          267,000
                                                                   -----------     ------------
          TOTAL ASSETS..........................................  $ 22,122,000     $ 19,449,000
                                                                   ===========     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..............................................  $    658,000     $    658,000
  Current maturities -- long term debt:
     Related party..............................................           -0-           59,000
     Other......................................................       201,000          177,000
  Income taxes payable..........................................       311,000           69,000
  Accrued employee compensation.................................     1,570,000          716,000
  Accrued other expenses........................................       648,000          673,000
  Deferred revenue..............................................       160,000          127,000
                                                                   -----------     ------------
          TOTAL CURRENT LIABILITIES.............................     3,548,000        2,479,000
DEFERRED TAXES PAYABLE..........................................       125,000          125,000
LONG TERM DEBT:
  Related Party.................................................           -0-          672,000
  Other.........................................................     6,052,000        6,252,000
OTHER LIABILITIES...............................................       365,000          465,000
                                                                   -----------     ------------
          TOTAL LIABILITIES.....................................    10,090,000        9,993,000
                                                                   -----------     ------------
SHAREHOLDERS' EQUITY
  Preferred stock, par value $1.00 per share -- 10,000,000
     shares authorized..........................................           -0-              -0-
  Common stock, par value $.01 per share -- 10,000,000 shares authorized; issued and outstanding 5,378,726 shares in 1996
     and 5,355,891 shares in 1995...............................        54,000           54,000
  Additional paid-in capital....................................    25,422,000       25,370,000
  Accumulated (deficit).........................................   (13,444,000)     (15,968,000)
                                                                   -----------     ------------
          TOTAL SHAREHOLDERS' EQUITY............................    12,032,000        9,456,000
                                                                   -----------     ------------
          TOTAL LIABILITIES AND SHAREHOLDERS'
            EQUITY..............................................  $ 22,122,000     $ 19,449,000
                                                                   ===========     ============

                See notes to consolidated financial statements.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED MARCH 31,
                                                      -------------------------------------------
                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Revenues:
  Operating revenues................................  $23,630,000     $20,575,000     $18,849,000
  Management fee income.............................    1,036,000         367,000             -0-
                                                      -----------     -----------     -----------
          TOTAL REVENUES............................   24,666,000      20,942,000      18,849,000
                                                      -----------     -----------     -----------
Operating expenses:
  Employee compensation and benefits................   15,010,000      12,676,000      11,619,000
  Purchased services and other expenses.............    4,590,000       3,886,000       3,601,000
  Depreciation and amortization.....................    1,025,000       1,080,000       1,277,000
  Related party rent................................      101,000         101,000         101,000
  Provision for bad debts...........................       38,000          83,000          92,000
                                                      -----------     -----------     -----------
          TOTAL OPERATING EXPENSES..................   20,764,000      17,826,000      16,690,000
                                                      -----------     -----------     -----------
Income from operations..............................    3,902,000       3,116,000       2,159,000
Other (income) expense:
  Interest:
     Banks and other................................      820,000         968,000       1,138,000
     Related parties................................       49,000         220,000         279,000
  Interest income...................................      (36,000)         (1,000)        (20,000)
  Write-off of advances to Helicon..................          -0-             -0-       1,024,000
  Write down of property............................          -0-         122,000             -0-
  Other income......................................          -0-        (166,000)       (569,000)
                                                      -----------     -----------     -----------
          TOTAL OTHER (INCOME)
            EXPENSE, NET............................      833,000       1,143,000       1,852,000
                                                      -----------     -----------     -----------
Income before income taxes and extraordinary item...    3,069,000       1,973,000         307,000
Provision for income taxes..........................      491,000          69,000             -0-
                                                      -----------     -----------     -----------
Income before extraordinary item....................    2,578,000       1,904,000         307,000
Extraordinary item:
  Loss on early extinguishment of debt, net of
     income tax benefit of $10,000..................       54,000             -0-             -0-
                                                      -----------     -----------     -----------
          NET INCOME................................  $ 2,524,000     $ 1,904,000     $   307,000
                                                       ==========      ==========      ==========
Earnings per common share:
  Income before extraordinary item..................  $       .46     $       .38     $       .10
  Extraordinary item................................         (.01)            -0-             -0-
                                                      -----------     -----------     -----------
          NET INCOME................................  $       .45     $       .38     $       .10
                                                       ==========      ==========      ==========
Earnings per common share -- assuming full dilution:
  Income before extraordinary item..................  $       .45     $       .37     $       .08
  Extraordinary item................................         (.01)            -0-             -0-
                                                      -----------     -----------     -----------
          NET INCOME................................  $       .44     $       .37     $       .08
                                                       ==========      ==========      ==========

                See notes to consolidated financial statements.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                  COMMON STOCK,
                                 $.01 PAR VALUE         ADDITIONAL                           TOTAL
                              ---------------------       PAID-IN       ACCUMULATED      SHAREHOLDERS'
                               SHARES       AMOUNT        CAPITAL        (DEFICIT)          EQUITY
                              ---------     -------     -----------     ------------     -------------
Balance at April 1, 1993....  3,069,241     $31,000     $22,936,000     $(18,179,000)     $  4,788,000
  Stock issued:
     Employee stock purchase
       plan.................     59,580         -0-          33,000                             33,000
     Conversion of debt.....    385,290       4,000         474,000                            478,000
     Exercise of options....      2,500         -0-           7,000                              7,000
     Refinancing............    172,200       2,000         171,000                            173,000
  Net income for the year...                                                 307,000           307,000
                              ---------     -------     -----------     ------------       -----------
Balance at March 31, 1994...  3,688,811      37,000      23,621,000      (17,872,000)        5,786,000
  Stock issued:
     Exercise of warrant....  1,662,080      17,000       1,831,000                          1,848,000
     Exercise of options....      5,000         -0-          10,000                             10,000
  Stock registration
     costs..................                                (92,000)                           (92,000)
  Net income for the year...                                               1,904,000         1,904,000
                              ---------     -------     -----------     ------------       -----------
Balance at March 31, 1995...  5,355,891      54,000      25,370,000      (15,968,000)        9,456,000
  Stock issued:
     Exercise of options....     22,875                      63,000                             63,000
  Stock redeemed:
     Fractional shares from
       one for two reverse
       split................        (40)
  Warrant adjustment........                                 16,000                             16,000
  Stock registration
     costs..................                                (27,000)                           (27,000)
  Net income for the year...                                               2,524,000         2,524,000
                              ---------     -------     -----------     ------------       -----------
                              5,378,726     $54,000     $25,422,000     $(13,444,000)     $ 12,032,000
                              =========     =======     ===========     ============       ===========

                See notes to consolidated financial statements.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED MARCH 31,
                                                                    --------------------------------------------
                                                                       1996             1995            1994
                                                                    -----------     ------------     -----------
OPERATING ACTIVITIES
  Net income......................................................  $ 2,524,000     $  1,904,000     $   307,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation..................................................      775,000          830,000         858,000
    Amortization..................................................      250,000          250,000         419,000
    Amortization of deferred loan costs...........................       74,000          163,000         220,000
    Provision for bad debts.......................................       38,000           83,000          92,000
    Write down of property........................................          -0-          122,000             -0-
    Other.........................................................       19,000          (16,000)            -0-
    Loss on early extinguishment of debt..........................       64,000              -0-             -0-
  Changes in operating assets and liabilities:
    (Increase) in accounts receivable.............................   (1,074,000)        (289,000)       (484,000)
    (Increase) decrease in prepaid expenses.......................      (37,000)          62,000          11,000
    (Increase) in other current assets............................     (120,000)         (51,000)        (36,000)
    (Decrease) in accounts payable................................          -0-          (99,000)       (727,000)
    Increase (decrease) in accrued employee compensation..........      854,000         (290,000)        202,000
    (Decrease) in accrued restructuring expenses:
      Related party...............................................          -0-              -0-        (421,000)
      Other.......................................................          -0-              -0-        (141,000)
    (Decrease) in accrued other expenses..........................      (25,000)        (451,000)       (288,000)
    Increase in income taxes payable..............................      242,000           69,000             -0-
    Increase (decrease) in deferred revenue.......................      (23,000)          31,000           6,000
    Increase (decrease) in other liabilities......................     (100,000)        (100,000)         65,000
                                                                    -----------       ----------     -----------
         NET CASH PROVIDED BY OPERATING ACTIVITIES................    3,461,000        2,218,000          83,000
                                                                    -----------       ----------     -----------
INVESTING ACTIVITIES
  Purchase of short-term investments -- restricted................          -0-              -0-      (3,196,000)
  Purchase of long-term investments -- restricted.................          -0-              -0-        (784,000)
  Sale of short-term investments..................................          -0-              -0-          29,000
  Sale of short-term investments -- restricted....................          -0-              -0-       3,196,000
  Sale of long-term investments -- restricted.....................          -0-              -0-       1,563,000
  Purchase of property and equipment..............................     (252,000)        (359,000)       (201,000)
  Proceeds from sale of property and equipment....................       38,000           15,000          15,000
  (Increase) in other assets......................................      (18,000)        (233,000)       (243,000)
                                                                    -----------       ----------     -----------
         NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES.........     (232,000)        (577,000)        379,000
                                                                    -----------       ----------     -----------
FINANCING ACTIVITIES
  Proceeds from revolving lines of credit and long-term
    borrowings....................................................    3,436,000       15,246,000       6,200,000
  Proceeds from notes payable -- related parties..................          -0-              -0-       1,500,000
  Principal payments on revolving lines of credit, long-term
    borrowings and capital lease obligations......................   (3,612,000)     (16,265,000)     (8,100,000)
  Principal payments on notes payable and long-term
    borrowings -- related parties.................................     (731,000)      (1,197,000)            -0-
  Principal payments on mortgage notes payable....................          -0-       (1,300,000)            -0-
  Proceeds from issuance of Common Stock..........................       63,000        1,858,000          40,000
  Stock registration costs........................................      (27,000)         (92,000)            -0-
                                                                    -----------       ----------     -----------
         NET CASH (USED) BY FINANCING ACTIVITIES..................     (871,000)      (1,750,000)       (360,000)
                                                                    -----------       ----------     -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................    2,358,000         (109,000)        102,000
  Cash and cash equivalents at beginning of year..................       69,000          178,000          76,000
                                                                    -----------       ----------     -----------
         CASH AND CASH EQUIVALENTS AT END OF YEAR.................  $ 2,427,000     $     69,000     $   178,000
                                                                    ===========       ==========     ===========
SUPPLEMENTAL INFORMATION
  Income taxes paid...............................................  $   239,000     $        -0-     $       -0-
  Interest paid...................................................      793,000          956,000       1,174,000

                See notes to consolidated financial statements.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Consolidation -- The consolidated financial statements include the accounts of Children's Comprehensive Services, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated.

     Business -- The Company provides a broad range of youth services, with emphasis on education and treatment services for at risk and troubled youth, primarily to state and local governmental entities charged with the responsibility for providing such services. The Company offers these services through the operation and management of education programs and both open and secure residential treatment centers in Alabama, California, Florida, Louisiana and Tennessee. The Company also provides consulting, management and marketing services to a not-for-profit corporation which provides similar services.

     Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Property and Equipment -- Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

            Land improvements.......................................       30 years
            Buildings and improvements..............................   2 - 30 years
            Furniture and equipment.................................   3 -  7 years

     Other Assets and Deferred Charges -- Contract pre-opening costs (incremental direct costs incurred to open facilities in new market areas) are amortized using the straight-line method over the lesser of the initial contract term or one year. Deferred loan costs are amortized using the straight-line method over the life of the related loans. Amortization of deferred loan costs is included in interest expense.

     Non-Competition Agreements -- Non-competition agreements are amortized using the straight-line method over eight years.

     Cost in Excess of Net Assets of Purchased Businesses -- The cost in excess of net assets of purchased businesses ("goodwill") is amortized using the straight-line method over twenty-five years. The carrying value of goodwill is regularly reviewed for indicators of impairment in value, including unexpected or adverse changes in the following: (i) the economic, competitive or regulatory environments in which the Company operates, (ii) profitability and (iii) cash flows. If facts and circumstances suggest that goodwill is impaired, the Company would assess the fair value of the underlying business and would reduce the goodwill balance to an amount that results in the book value of the Company approximating fair value. The Company would determine fair value based on independent appraisals, earnings multiples, estimated net proceeds assuming disposition of the business, and/or discounted cash flows at risk-adjusted rates, as appropriate in the circumstances.

     Revenue Recognition -- Revenues from youth education and treatment contracts with governmental entities are recognized as services are rendered. The receivables arising from such contracts are unsecured and generally are due within thirty days.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Fair Value of Financial Instruments -- The following methods and assumptions were used by the Company in estimating its fair value disclosures for the following financial instruments:

          Cash and Cash Equivalents -- The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
          Accounts Receivable and Accounts Payable -- The carrying amounts reported in the consolidated balance sheets for accounts receivable and accounts payable approximate fair value.

          Long Term Debt -- The carrying amounts reported in the consolidated balance sheets for long term debt approximate fair value.

     Stock Based Compensation -- The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

     Net Income (Loss) Per Common Share -- The computation of net income (loss) per common share is based on the weighted average number of shares outstanding and common stock equivalents, consisting of dilutive stock options and warrants.

     Income Taxes -- Income taxes are accounted for under the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse.

     Reclassifications -- Certain reclassifications have been made in the 1995 and 1994 financial statements to conform to the 1996 presentation.

NOTE B -- PROPERTY AND EQUIPMENT

     Property and equipment consists of:

                                                                     MARCH 31,
                                                            ---------------------------
                                                               1996            1995
                                                            -----------     -----------
        Land and improvements.............................  $ 1,491,000     $ 1,491,000
        Buildings and improvements........................   14,826,000      14,805,000
        Furniture and equipment...........................    2,792,000       2,658,000
                                                            -----------     -----------
                                                             19,109,000      18,954,000
        Less accumulated depreciation.....................   (4,803,000)     (4,088,000)
                                                            -----------     -----------
                                                            $14,306,000     $14,866,000
                                                             ==========      ==========

     Depreciation expense totaled $775,000, $830,000, and $858,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

NOTE C -- PROPERTY HELD FOR SALE AND NOTE RECEIVABLE

     Property held for sale at March 31, 1995 consisted of the estimated net realizable value of an idle residential treatment center owned by the Company in Ramona, California. The Company had determined, during fiscal 1995, that the property had suffered a permanent impairment of value and had recorded a write down of $122,000. On September 29, 1995, the Company sold this property for $255,000, receiving a cash down payment of $38,000 and a note receivable of $217,000. The note receivable bears interest at 7% per annum, and is due September 29, 1998. The Company realized a gain of $67,000 on the sale of this property. Of this amount, $10,000 was recognized as income during the year ended March 31, 1996. The balance, $57,000, will be recognized as income upon collection of the underlying note receivable.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE D -- HELICON INCORPORATED

     Helicon, Incorporated ("Helicon"), a 501(c)(3) tax exempt company not affiliated with the Company, operates youth treatment programs in California in facilities owned by the Company and by Los Angeles County, California, and youth education programs in Tennessee at various emergency shelters and diagnostic and assessment centers throughout the state. The majority of youth in Helicon youth treatment programs are also involved in the Company's educational treatment programs.

     The Company provides management and marketing services to Helicon for which it is entitled to a management fee. Management fee income totaled $1,036,000, $367,000 and $-0- for the years ended March 31, 1996, 1995 and 1994, respectively. Additional management fee income of $217,000, $703,000 and $771,000 for the years ended March 31, 1996, 1995 and 1994, respectively, was not recognized due to the inability of Helicon to pay these amounts.

     The Company also leases real property to Helicon. Real estate and improvements with a cost of $9,597,000 and a carrying value of $8,464,000 were leased, under operating lease arrangements, to Helicon at March 31, 1996. Future minimum rental payments due under these operating leases as of March 31, 1996 are as follows:

        Year ending March 31:
          1997........................................................    $   857,000
          1998........................................................        823,000
          1999........................................................        720,000
          2000........................................................        720,000
          2001........................................................        720,000
          2002 and thereafter.........................................     13,200,000
                                                                          -----------
                  Total...............................................    $17,040,000
                                                                           ==========

     Lease income totaled $857,000 for each of the years ended March 31, 1996 and 1995. Lease income of $892,000 for the year ended March 31, 1994 was not recognized due to the inability of Helicon to pay these amounts.

     During fiscal 1994, the Company made advances to Helicon of $1,024,000 to provide working capital for the start-up of operations. These advances were expensed during fiscal 1994. During the period subsequent to March 31, 1994, no additional advances have been made to Helicon.

     Prior to fiscal 1995, Helicon was unable to pay either management fees or lease payments. Additionally, as discussed above, the Company advanced Helicon $1,024,000 during fiscal 1994. An additional $1,145,000 was advanced to Helicon during fiscal 1993. At March 31, 1996, unpaid management fees, lease payments and advances due the Company totaled $5,587,000. Additionally, interest due but not recognized on these past due obligations totaled $944,000. The total amount due from Helicon, $6,531,000, has been fully reserved by the Company. Based on the current level of operations being maintained by Helicon, management does not anticipate collecting any of these amounts. Future payments received from Helicon on these amounts, if any, will be recognized by the Company on the cash basis.

     In January 1996, Helicon obtained through First American National Bank ("FANB") a $500,000 revolving line of credit. This line of credit bears interest at prime + 3/4% (9% at March 31, 1996) and matures in September 1996. The Company facilitated Helicon in this process by agreeing to reduce its line of credit with FANB from $2.5 million to $2.0 million and further by agreeing to guarantee Helicon's performance under the line of credit. No advances have been made under this line of credit.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE E -- LINE OF CREDIT

     In September 1994, the Company obtained through FANB a $2.5 million one-year revolving line of credit. This line of credit, which was renewed in September 1995 for a term of one year, bears interest at prime + 3/4% (9% at March 31, 1996) and is secured primarily by the Company's accounts and notes receivable. In January 1996, the amount available under the line of credit was reduced to $2,000,000. (See Note D.) There were no borrowings outstanding against the line of credit at March 31, 1996 or 1995. Availability under the line of credit at March 31, 1996 was approximately $1,540,000, as the issuance of a letter of credit of approximately $460,000 (see Note F) reduced the Company's available credit by such amount.

     The agreement with FANB includes covenants which restrict the incurrence of certain additional indebtedness, provides for the maintenance of specified financial ratios and prohibits the payment of cash dividends.

NOTE F -- LONG TERM DEBT

     In September 1994, the Company entered into agreements with National Health Investors, Inc. ("NHI") and T. Rowe Price Strategic Partners Fund II, L.P. ("T. Rowe Price"). The Company obtained five-year term loans from NHI and T. Rowe Price for $6.5 million (at 11.5% per annum) and $1.0 million (at 12% per annum), respectively. Proceeds from the NHI loan were used to repay all the Company's short-term bank obligations, and the T. Rowe Price agreement was an extension of an existing loan with T. Rowe Price. During fiscal 1996, the Company made unscheduled principal payments of approximately $708,000 towards the T. Rowe Price loan, resulting in the retirement of the remaining obligation under that loan. The Company wrote off deferred loan costs of approximately $64,000 in connection with the early extinguishment of the T. Rowe Price loan.

     The agreement with NHI gives NHI a 25% interest in any increases in the equity of the Company's operations at Helicon Youth Center in Riverside, California and Grand Terrace School in Grand Terrace, California, and any such amount is payable to NHI upon repayment of its loan. At March 31, 1996 the amount due under the equity participation agreement was $-0-. The agreement with NHI also gives NHI a 5% interest in any increases in gross revenues generated by the Company's operations at the Helicon Youth Center and Grand Terrace School. At March 31, 1996, the amount due under the revenue participation agreement was approximately $18,000.

     The NHI agreement also requires the Company to provide a debt service reserve equal to six months payments of principal and interest (approximately $460,000). This reserve was established through the execution of an irrevocable letter of credit with FANB. (See Note E). The NHI agreement is secured primarily by substantially all of the Company's real estate, improvements and equipment.

     The agreements include covenants which restrict the incurrence of certain additional indebtedness and provide for the maintenance of specified financial ratios.

     Future principal maturities of long-term debt are as follows at March 31, 1996:

        Year ending March 31:
          1997...........................................................  $  201,000
          1998...........................................................     225,000
          1999...........................................................     253,000
          2000...........................................................   5,574,000
                                                                           ----------
                  Total..................................................   6,253,000
          Less current portion...........................................    (201,000)
                                                                           ----------
                  Total long-term........................................  $6,052,000
                                                                           ==========

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE G -- INCOME TAXES

     Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     As permitted by SFAS No. 109, the Company elected not to restate the financial statements of any prior years. Adoption of SFAS No. 109 had no effect on net income for fiscal 1994.

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                         MARCH 31,
                                                                ---------------------------
                                                                   1996            1995
                                                                -----------     -----------
    Deferred tax liabilities:
      Depreciation and amortization...........................  $   251,000     $       -0-
      Other...................................................      125,000         125,000
                                                                -----------     -----------
              Total deferred tax liabilities..................      376,000         125,000
                                                                -----------     -----------
    Deferred tax assets:
      Net operating losses and credit carryforwards...........    2,225,000       2,795,000
      Depreciation and amortization...........................          -0-         144,000
      Accrued expenses........................................      373,000         462,000
      Other...................................................       44,000         114,000
                                                                -----------     -----------
              Total deferred tax assets.......................    2,642,000       3,515,000
      Valuation allowance for deferred tax assets.............   (2,391,000)     (3,515,000)
                                                                -----------     -----------
      Net deferred tax assets.................................      251,000             -0-
                                                                -----------     -----------
      Net deferred tax liability..............................  $   125,000     $   125,000
                                                                ===========     ===========

     Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets. A valuation allowance of $2,391,000 has been recorded for the excess of net operating loss carryforwards, credit carryforwards, and future deductible temporary differences over future taxable temporary differences. The valuation allowance decreased by $1,124,000 during fiscal 1996.

     Income tax expense (benefit) is allocated in the financial statements as follows:

                                                                  YEAR ENDED MARCH 31,
                                                              -----------------------------
                                                                1996        1995       1994
                                                              --------     -------     ----
    Income before extraordinary item........................  $491,000     $69,000     $-0-
    Extraordinary item......................................   (10,000)        -0-      -0-
                                                              --------      ------     ----
              Total.........................................  $481,000     $69,000     $-0-
                                                              ========      ======     ====

     The provision for income taxes is as follows:

                                                                  YEAR ENDED MARCH 31,
                                                              -----------------------------
                                                                1996        1995       1994
                                                              --------     -------     ----
    Current federal income tax..............................  $364,000     $36,000     $-0-
    Current state income tax................................   127,000      33,000      -0-
                                                              --------      ------     ----
                                                              $491,000     $69,000     $-0-
                                                              ========      ======     ====

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE G -- INCOME TAXES (CONTINUED)

The reconciliation of income tax attributable to income before extraordinary item computed at the federal statutory tax rates to income tax expense is as follows:

                                                               YEAR ENDED MARCH 31,
                                                     ----------------------------------------
                                                        1996           1995           1994
                                                     ----------     ----------     ----------
    Income tax expense at federal statutory
      rate.......................................    $1,043,000     $  660,000     $  191,000
    Benefit of prior year losses realized........      (648,000)      (620,000)      (195,000)
    State income tax, net of federal benefit.....        84,000         22,000            -0-
    Nondeductible expenses.......................        12,000          7,000          4,000
                                                     ----------      ---------      ---------
              Provision for income taxes.........    $  491,000     $   69,000     $      -0-
                                                     ==========      =========      =========

     At March 31, 1996, the Company had regular tax net operating loss carryforwards of $5,741,000 which expire from 2001 through 2010. Utilization of $740,000 of the net operating loss carryforwards is subject to an annual limitation of $40,000 pursuant to Internal Revenue Code Section 382. Utilization of $5,001,000 of the net operating loss carryforwards is subject to an annual limitation of $1,463,000 pursuant to Internal Revenue Code Section 382.

NOTE H -- SHAREHOLDERS' EQUITY

     Reverse Stock Split -- Effective March 21, 1996, the Company effected a 1 for 2 reverse stock split, whereby each two shares of the Company's $.01 par value Common Stock were exchanged for one share of the Company's $.01 par value Common Stock. The number of shares and per share amounts in the consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

     Warrants -- The following table sets forth outstanding warrants as of March 31, 1996 for the purchase of the Company's Common Stock:

                                                                                    EXERCISE
                DATE                 NUMBER OF               EXERCISE                 PRICE
               GRANTED                SHARES              EXPIRATION DATE           PER SHARE
    -----------------------------    ---------     -----------------------------    ---------
    September 20, 1993...........      50,000      September 20, 2003...........      $2.00
    September 30, 1995...........       9,615      September 30, 2004...........      $5.20
                                       ------
                                       59,615
                                       ======

     During fiscal 1995, the Company issued warrants to purchase 8,000 shares of the Company's Common Stock to School Improvement Services, Inc. in conjunction with a marketing and consulting agreement entered into between the Company and School Improvement Services, Inc. Additionally, in the event the average closing price of the Company's Common Stock during the period October 1, 1994 through September 30, 1995 was less than $6.25 per share, then the number of shares issuable under this warrant would be adjusted to equal the number of shares obtained by dividing $50,000 by the average closing price of the Company's Common Stock. Pursuant to this provision, during fiscal 1996 the number of shares issuable under this warrant was adjusted to 9,615, and the purchase price was reduced to $5.20. (See Note L). During fiscal 1994 the Company issued warrants to purchase 50,000 shares of the Company's Common Stock to Signet Bank/Virginia in conjunction with the renewal of the Company's bank notes payable. This warrant replaced an existing warrant for 6,600 shares which had previously been issued BVA Credit Corporation.

     No warrants were exercised during fiscal 1996. During fiscal 1995, T. Rowe Price exercised a warrant and purchased 1,662,080 shares of the Company's Common Stock for an aggregate purchase price of $1,848,000. During fiscal 1995 warrants for the purchase of 90,000 shares of the Company's Common Stock expired. Of the 59,615 shares under warrant at March 31, 1996, all were exercisable.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE H -- SHAREHOLDERS' EQUITY (CONTINUED)
     Stock Options -- The following table sets forth outstanding stock options under the Company's stock option plans as of March 31, 1996, 1995 and 1994 for the purchase of the Company's Common Stock:

                                                                       MARCH 31,
                                                            -------------------------------
                                                             1996        1995        1994
                                                            -------     -------     -------
    Outstanding at beginning of period....................  395,175     266,425     231,425
    Granted...............................................   89,250     138,750      65,000
    Exercised.............................................  (22,875)     (5,000)     (2,500)
    Forfeited.............................................  (47,500)     (5,000)    (27,500)
                                                            -------     -------     -------
    Outstanding at end of period..........................  414,050     395,175     266,425
                                                            =======     =======     =======
    Exercisable...........................................  336,050     395,175     266,425
    Option price range....................................  $   .62     $   .62     $   .62
                                                                 to          to          to
                                                            $  7.00     $  8.00     $  8.00

     Options for 22,875 shares were exercised during fiscal 1996 at exercise prices of $1.125, $3.00, $3.25 and $5.75 per share, options for 5,000 shares were exercised during fiscal 1995 at exercise prices of $3.00 per share and options for 2,500 shares were exercised during fiscal 1994 at exercise prices of $3.00 per share. During fiscal 1996, fiscal 1995 and fiscal 1994 options for the purchase of 47,500 shares, 5,000 shares and 27,500 shares of the Company's Common Stock expired.

     The following table summarizes common shares reserved at March 31, 1996:

        Warrants..........................................................     59,615
        1987 Employee Stock Option Plan...................................    915,250
        1989 Stock Option Plan for Non-Employee Directors.................     70,000
                                                                            ---------
                  Total common shares reserved............................  1,044,865
                                                                            =========

     Employee Stock Purchase Plan -- The Company had an employee stock purchase plan for full-time employees of the Company. The purchase price per share was determined as the lesser of 85% of the closing market price of the Company's Common Stock on (1) the first trading date of the Company's fiscal year, or (2) the last trading date of the Company's fiscal year. Closing market price was determined as the last reported trade of the Company's Common Stock on the Nasdaq Stock Market. During fiscal 1994, employees purchased 59,580 shares of the Company's Common Stock at purchase prices of $.54 and $.58 per share under this plan. As of March 31, 1994, 99,508 shares had been issued under this plan; no additional shares will be issued under this plan.

     Preferred Stock -- The shareholders of the Company have authorized the issuance of up to 10 million shares of preferred stock, $1.00 par value, on such terms as the directors of the Company may determine, with full authority in the Board of Directors to fix series, conversion rights and other provisions applicable to such preferred stock. No specific terms or provisions have been set, and no preferred shares have been issued.

NOTE I -- EMPLOYEE BENEFIT PLAN

     In 1986, certain of the Company's California subsidiaries, collectively known as Advocate Schools, adopted a Salary Reduction Plan under section 401(k) of the Internal Revenue Code. Effective January 1, 1994 the plan was amended to allow for the participation of all otherwise qualified Company employees. This plan allows employees paid on a salary only basis to defer not less than 1% and not more than 10% of pre-tax compensation each year, subject to Internal Revenue Service limitations, through contributions to a designated investment fund. Under the provisions of the plan, the Company may contribute a discretionary amount to be determined each year. No contributions have been made under the plan. Administrative costs

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE I -- EMPLOYEE BENEFIT PLAN (CONTINUED) under the plan totaled $17,000, $21,000, and $15,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

NOTE J -- COMMITMENTS

     The following is a schedule, by year, of future minimum rental payments required under operating leases that have initial or remaining terms in excess of one year as of March 31, 1996:

        Year ending March 31:
          1997............................................................  $297,000
          1998............................................................   181,000
          1999............................................................   105,000
          2000............................................................    68,000
          2001 and thereafter.............................................    58,000
                                                                            --------
                  Total...................................................  $709,000
                                                                            ========

     Certain of the leases have renewal options of up to 2 years. Total rental expense for all operating leases and other rental arrangements for the years ended March 31, 1996, 1995 and 1994 was $587,000, $448,000, and $482,000,
respectively.

NOTE K -- CONTINGENCIES

     Alabama Wilderness Program Wrongful Death Litigation -- In October 1995, a civil action was filed in the Circuit Court of Colbert County, Alabama, against the Company and certain of the Company's employees in connection with the circumstances surrounding the alleged wrongful death of a juvenile enrolled at the Company's wilderness program in Jasper, Alabama. The Company's investigation indicates that the juvenile had physical impairments prior to his enrollment in the wilderness program, which may have contributed to his death. The complaint, among other things, alleges negligence and civil rights violations on the part of the Company and certain of its employees, and seeks an unspecified amount of damages. The action has been removed from the Circuit Court of Colbert County to the United States District Court for the Northern District of Alabama, Northwestern Division. While management believes the allegations are without merit and intends to defend the litigation vigorously, management is unable at this time to estimate the effect of any settlement or adverse judgment on the results of operations or financial condition of the Company. The Company has, therefore, made no accrual for any such settlement, adverse judgment, or costs of adjudication.

     Workers' Compensation Insurance Litigation -- In March 1993, the Company, along with Legion Insurance Company, filed an involuntary bankruptcy petition against J.R. McVay & Company, Insurance Brokers, Inc. ("McVay") in the United States Bankruptcy Court, Central District of California. McVay was the insurance broker responsible for obtaining worker's compensation insurance for the Company's California operations. The Company received relief from the automatic stay in the bankruptcy action and in July 1993, filed an action in Riverside Superior Court against McVay. The Company alleged that McVay was negligent and acted fraudulently in obtaining worker's compensation insurance for the Company.

     The Company believes that the problems that arose with McVay were also caused, or at least exacerbated, by the fraud and negligence of the insurance companies that issued California workers' compensation coverage to the Company, the companies that financed the premiums for those coverages, and the bank that allowed McVay to endorse fraudulent checks in excess of $2,000,000. Consequently, in June 1993 the Company filed an action in Riverside Superior Court against Transamerica Insurance Finance Corporation, Commonwealth Risk Services-West, Commonwealth Risk Services, Inc., Robert McIntosh, Legion Insurance Company, Cananwill, Inc. and Sanwa Bank of California. This action was transferred to Los Angeles Superior Court in October 1993.

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE K -- CONTINGENCIES (CONTINUED)
     During October 1994, the Company reached a settlement with respect to this litigation. Pursuant to the settlement, the Company received $150,000 in cash and all parties to the litigation executed a mutual release of all claims related to such litigation. Previously, during fiscal 1994, the Company recovered approximately $534,000 of deposits previously written off. These amounts are included in other income in the Company's Consolidated Statements of Operations for fiscal 1995 and 1994.

     California Department of Social Services Audit -- In December 1992, the Company received an audit report from the California Department of Social Services alleging overpayments of approximately $315,000 at its 6-bed group homes for the years 1991 and 1992. The Company is contesting this determination and filed a rate protest with the Department of Social Services in February 1993. An informal hearing was concluded in October 1995, and in April 1996, the Company filed a request for a formal hearing. The Department of Social Services has established August 6, 1996 as the hearing date. A provision for liability of approximately $201,000 is included in accrued other expenses at March 31, 1996 and 1995.

     Other Litigation -- The Company is involved in various other legal proceedings, none of which are expected to have a material effect on the Company's financial position or results of operations.

NOTE L -- RELATED PARTY TRANSACTIONS

     In September 1993, the Company received $1,500,000 from T. Rowe Price under a 12%, one year term loan. This note had equity components through which T. Rowe Price received 172,200 shares of the Company's Common Stock upon closing and a warrant to increase its ownership position to up to one third of the Company's total outstanding Common Stock. In July 1994, T. Rowe Price exercised its warrant and purchased 1,662,080 shares of the Company's Common Stock for an aggregate purchase price of $1,848,000. A portion of the proceeds from the warrant exercised, $500,000, was used to reduce the balance outstanding under the term loan to $1,000,000. Subsequently, in September 1994, T. Rowe Price renewed the $1,000,000 balance outstanding under this loan for a term of five years. During fiscal 1996, the Company made unscheduled principal payments of approximately $708,000 that retired the outstanding balance under this loan. The Company wrote off deferred loan costs of approximately $64,000 in connection with the early extinguishment of the T. Rowe Price loan.

     During fiscal 1995 the Company entered into a one-year agreement with School Improvement Services, Inc. for marketing and consulting services; Joseph
A. Fernandez, Ed.D., a director of the Company, is President and Chief Executive Officer of School Improvement Services, Inc. Compensation under this agreement consisted of a fee of $50,000 and warrants for 8,000 shares of the Company's Common Stock, exercisable at $6.25 per share. Additionally, in the event the average closing price of the Company's Common Stock during the period October 1, 1994 through September 30, 1995 was less than $6.25 per share, then the number of shares issuable under this warrant would be adjusted to equal the number of shares obtained by dividing $50,000 by the average closing price of the Company's Common Stock. Pursuant to this provision, during fiscal 1996 the number of shares issuable under this warrant was adjusted to 9,615, and the purchase price was reduced to $5.20. This agreement was renewed during fiscal 1996 for the period of October 1, 1995 through June 30, 1996. Compensation under this agreement during the renewal period consists of monthly payments of approximately $4,000. Payments under this agreement during fiscal 1996 and 1995, including reimbursable expenses, totaled $52,000 and $34,000, respectively.

     In conjunction with its acquisition of Advocate Schools in 1988, the Company agreed to continue payments under several real property leases between Amy S. Harrison and/or Martha A. Petrey, Ph.D. and their former companies. Ms. Harrison and Dr. Petrey are the former stockholders of the acquired companies and are now officers and directors of the Company. These leases expired during fiscal 1994. However, the Company continues to utilize certain of the subject properties on a month-to-month basis under the same payment terms and conditions as in the original leases. Payments under these leases or month-to-month rental

                    CHILDREN'S COMPREHENSIVE SERVICES, INC.

NOTE L -- RELATED PARTY TRANSACTIONS (CONTINUED) arrangements during the years ended March 31, 1996, 1995, and 1994 totaled $101,000, $101,000, and $312,000, respectively. Fiscal 1994 payments included $211,000 provided for in fiscal 1993 due to the Company's decision to close seven 6-bed group homes as part of its fiscal 1993 restructuring.

NOTE M -- SIGNIFICANT CUSTOMERS

     Virtually all of the Company's revenues are attributable to contracts with state and local government and governmental agencies. Such contracts are typically subject to renewal annually. Contract renewal is affected by the quality and type of services provided by the Company.

     The following summarizes those customers from which in excess of 10% of the Company's youth services revenues were derived:

FOR THE YEAR
   ENDED                                                                       % OF OPERATING
 MARCH 31:                        CUSTOMER                       REVENUE          REVENUE
- ------------     -------------------------------------------    ----------     --------------
    1996         Riverside County Office of Education.......    $5,360,000            23%
                 State of Tennessee.........................     3,612,000            15
                                                                ----------            --
                                                                $8,972,000            38%
                                                                ==========            ==
    1995         Riverside County Office of Education.......    $5,080,000            25%
                 State of Tennessee.........................     3,636,000            17
                                                                ----------            --
                                                                $8,716,000            42%
                                                                ==========            ==
    1994         Riverside County Office of Education.......    $5,179,000            28%
                 State of Tennessee.........................     3,780,000            20
                                                                ----------            --
                                                                $8,959,000            48%
                                                                ==========            ==

     At March 31, 1996 and 1995, accounts receivable from the above customers totaled $906,000 and $956,000, respectively. Additionally, accounts receivable from Los Angeles City Unified School District totaled $366,000 and $478,000 at March 31, 1996 and 1995, respectively.

                      Omitted Graphic and Image Material


Inside back cover:

   1. A map of the United States with certain states shaded to indicate the states in which the Company currently has contracts to operate, and a cross-reference indicating the location of the Company's various program types and corporate headquarters. The following caption accompanies the map:

       "Corporate Headquarters - Murfreesboro, Tennessee"

   2. A table setting forth the location (by state), program type, number of programs (by state and program type) and the provider of record for the Company's non-residential and residential programs.

- ------------------------------------------------------
- ------------------------------------------------------

     No dealer, sales representative, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholder or by the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................    13
Price Range of Common Stock...........    14
Dividend Policy.......................    14
Capitalization........................    15
Selected Financial Data...............    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    24
Management............................    34
Principal and Selling Shareholders....    36
Description of Capital Stock..........    37
Underwriting..........................    40
Legal Matters.........................    41
Experts...............................    41
Available Information.................    41
Incorporation of Certain Information
  by Reference........................    42

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                2,500,000 SHARES

                     [CHILDRENS COMPREHENSIVE SERVICES LOGO]

                                  COMMON STOCK



                            ------------------------

                                   PROSPECTUS

                            ------------------------



                             MONTGOMERY SECURITIES
                              EQUITABLE SECURITIES
                                  CORPORATION

                                LEHMAN BROTHERS


                                             , 1996


- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses of the Registrant in connection with the offering described in the Registration Statement.

        SEC registration fee............................................    $ 19,332
        NASD Fee........................................................       6,107
        Nasdaq Stock Market fee for additional shares...................      17,500
        Accounting fees and expenses....................................      50,000
        Legal fees and expenses.........................................     125,000
        Printing and engraving expenses.................................     150,000
        Blue Sky fees and expenses......................................      10,000
        Miscellaneous fees and expenses.................................     122,061
                                                                            --------
                  Total.................................................    $500,000
                                                                            ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any director or officer against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) the director or officer reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation's best interest, or, in all other cases, that his or her conduct was not opposed to the best interest of the corporation, and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if such director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director or officer if such director or officer is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

     According to the Company's Restated Charter, to the fullest extent permitted by applicable law, no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty as a director, provided, however, that a director shall be so liable, to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) pursuant to Section 48-8-304 of the TBCA when and if enacted.

     With respect to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), other than an action by or in the right of the Company, the Company's Bylaws require the Company to indemnify any person who was (or is) made (or threatened to be made) a party to such an action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company (or is or was serving in such capacity for another entity at the request of the Company). Indemnification must be provided for amounts actually and reasonably incurred by such person in connection with the action, suit or proceeding to the extent the amounts incurred represent expenses (including attorneys' fees), judgments, fines, or amounts paid in settlement, but only if and to the extent the person to be indemnified acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the Company (and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful).

     With respect to any action or suit by or in the right of the Company, the Bylaws require indemnification similar to that described above (with the same good faith and reasonable belief limitations) for expenses (including attorneys'
fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, except that no indemnification shall be provided with respect to any matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless, and only to the extent that, the court in which such action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person fairly and reasonably is entitled to indemnity for those expenses that the court deems proper.

     If and to the extent a person to be indemnified under the provisions described in the preceding paragraphs is successful on the merits or otherwise in defense of the relevant action, suit or proceeding, the indemnification described above will be provided, notwithstanding any limitations that would otherwise apply. However, in no case will indemnification be provided in a specific case (unless ordered by a court) unless and until such indemnification is specifically authorized after a determination that the person to be indemnified met the applicable standard of conduct, which determination shall be made either by a majority vote of a quorum of those directors of the Company who are not parties to the relevant action, suit or proceeding or, if such a quorum is not obtainable (or even if obtainable, a quorum of disinterested directors so directs), by independent legal counsel in a written opinion or by the shareholders of the Company.

     The Bylaws permit the Company to pay any amounts representing expenses incurred by any person to be indemnified by the Company under the provisions described above in advance of the final disposition of the relevant action, suit or proceeding, if and to the extent such advance payment is specifically authorized by the Board of Directors on a case by case basis, upon receipt of an undertaking by or on behalf of the person to be indemnified to repay such amounts unless it shall ultimately be determined that such person is entitled to indemnification by the Company for such expenses.

     The Bylaws also authorize the Board of Directors of the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company (or is or was serving in such capacity for another entity at the request of the Company) against any liability asserted against and incurred by such person in such capacity, whether or not the Company would have the power to indemnify such person against such liability under the indemnification provisions of the Bylaws.

     The Underwriting Agreement filed as Exhibit 1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its controlling persons by the Underwriters and the Selling Shareholders and relating to the indemnification of the Underwriters by the Company and the Selling Shareholders.

ITEM 16.  EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
- -------    -----------------------------------------------------------------------------------
 1         Form of Underwriting Agreement
 4.1       Restated Charter, as amended (incorporated by reference from the Registrant's
           Registration Statement on Form S-1 (Registration No. 33-15034); the Registrant's
           Registration Statement on Form S-1 (Registration No. 33-31527); and the
           Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1994)

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
- -------    -----------------------------------------------------------------------------------
 4.2       Bylaws (incorporated by reference from the Registrant's Registration Statement on
           Form S-1 (Registration No. 33-31527))
 4.3       Specimen Stock Certificate (incorporated by reference from the Registrant's Annual
           Report on Form 10-K for the fiscal year ended March 31, 1994)
 5         Opinion of Bass, Berry & Sims PLC
10.1       Non-Competition Agreement between the Registrant and Amy S. Harrison (incorporated by reference from the Registrant's Current Report on Form 8-K, dated April 12,
           1988)
10.2       Non-Competition Agreement between the Registrant and Martha A. Petrey (incorporated by reference from the Registrant's Current Report on Form 8-K, dated April 12,
           1988)
10.3       Registration Agreement between the Registrant and Amy S. Harrison and Martha A.
           Petrey (incorporated by reference from the Registrant's Current Report on Form 8-K, dated April 12, 1988)
10.4       1987 Employee Stock Option Plan, as amended (incorporated by reference from the
           Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995)
10.5       1989 Stock Option Plan for Non-Employee Directors (incorporated by reference from the Registrant's Registration Statement on Form S-8 (Reg. No. 2-33-33499)
10.6       Assignment and Sublease between the Registrant and Helicon, Incorporated
           (incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1990)
10.7       Warrant Agreement dated as of September 20, 1993 between the Registrant and Signet
           Commercial Credit Corporation (incorporated by reference to the Registrant's Annual
           Report on Form 10-K for the fiscal year ended March 31, 1994)
10.8       Loan Agreement dated as of September 23, 1994, by and between the Registrant,
           Children's Comprehensive Services of California, Inc. and National Health
           Investors, Inc. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)
10.9       Security Agreement/Deposits dated as of September 23, 1994, by and among the
           Registrant, Children's Comprehensive Services of California, Inc. and National
           Health Investors, Inc. (incorporated by reference from the Registrant's Current
           Report on Form 8-K, dated October 11, 1994)
10.10      Security Agreement/Projects dated as of September 23, 1994, between the Registrant,
           Children's Comprehensive Services of California, Inc. and National Health
           Investors, Inc. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)
10.11      Equity Participation Agreement dated as of September 23, 1994, by and between the
           Registrant, Children's Comprehensive Services of California, Inc. and National
           Health Investors, Inc. (incorporated by reference from the Registrant's Current
           Report on Form 8-K, dated October 11, 1994)
10.12      Assignment and Participation Agreement dated as of September 23, 1994, between the
           Registrant and National Health Investors, Inc. (incorporated by reference from the
           Registrant's Current Report on Form 8-K, dated October 11, 1994)
10.13      Assignment and Participation Agreement dated as of September 23, 1994, by and between Children's Comprehensive Services of California, Inc. and National Health
           Investors, Inc. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
- -------    -----------------------------------------------------------------------------------
10.14      Intercreditor Agreement dated as of September 23, 1994, by and among the
           Registrant, Children's Comprehensive Services of California, Inc., National Health
           Investors, Inc., First American National Bank, and T. Rowe Price Strategic Partners
           Fund II, L.P. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)
10.15      Loan and Security Agreement dated as of September 23, 1994, by and among First
           American National Bank, the Registrant and Children's Comprehensive Services of
           California, Inc. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)
10.16      Collateral Assignment of Loan Documents dated as of September 23, 1994, by the
           Registrant in favor of First American National Bank (incorporated by reference from the Registrant's Current Report on Form 8-K, dated October 11, 1994)
10.17      Second Amendment to Collateral Assignment of Loan Documents dated January 29, 1996, by the Registrant in favor of First American National Bank (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended
           March 31, 1996)
10.18      Amendment No. 1 to Warrant Agreement dated October 4, 1995, between the Registrant and School Improvement Services, Inc. (incorporated by reference from the
           Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)
10.19      Consulting and Marketing Agreement, effective as of August 1, 1992, dated September
           22, 1994, by and between the Registrant and Helicon, Incorporated (incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995)
10.20      Agreement dated as of August 17, 1995, between the Registrant and Riverside County,
           California Superintendent of Schools for Special Education Services
10.21      Registration Rights Agreement dated September 20, 1993, by and between the
           Registrant and T. Rowe Price Strategic Partners Fund II, L.P. (incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)
10.22      Debt Subordination Agreement dated January 29, 1996, by and between First American
           National Bank, the Registrant and National Health Investors (incorporated by reference to the Registrant's Annual report on Form 10-K for the fiscal year ended
           March 31, 1996)
10.23      Guaranty and Suretyship Agreement dated January 29, 1996, by and between First
           American National Bank, the Registrant and Helicon Incorporated (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended
           March 31, 1996)
10.24      Second Amendment to Loan and Security Agreement dated January 29, 1996, by and among First American National Bank and the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31,
           1996)
10.25      Marketing & Consulting Services Letter Agreement, dated June 30, 1996, by and between Joseph A. Fernandez & Associates, Inc. and the Registrant
11         Statement Re: Computation of Per Share Earnings (incorporated by reference to the
           Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)
23.1       Consent of Ernst & Young LLP
23.2       Consent of Bass, Berry & Sims PLC (included in Exhibit 5)
24         Power of Attorney (included on signature page)

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to

Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 492(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Murfreesboro, State of Tennessee, on July 18, 1996.

                                        CHILDREN'S COMPREHENSIVE SERVICES, INC.

                                        By:      /s/  WILLIAM J BALLARD
                                           -------------------------------------
                                                     William J Ballard
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William J Ballard and Donald B. Whitfield, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                  TITLE                       DATE
- ------------------------------------------  ------------------------------------  --------------
             /s/  WILLIAM J BALLARD         Chairman, Chief Executive Officer      July 18, 1996
- ------------------------------------------    and Director (Principal Executive
            William J Ballard                 Officer)


             /s/ AMY S. HARRISON            Vice Chairman, President and
- ------------------------------------------    Director                             July 18, 1996
                Amy S. Harrison


         /s/  MARTHA A. PETREY, PH.D.       Executive Vice President and           July 18, 1996
- ------------------------------------------    Director
         Martha A. Petrey, Ph.D.


            /s/  DONALD B. WHITFIELD        Vice President-Finance, Secretary      July 18, 1996
- ------------------------------------------    and Treasurer (Principal Financial
           Donald B. Whitfield                and Accounting Officer)


            /s/  THOMAS B. CLARK           Director                               July 18, 1996
- ------------------------------------------
             Thomas B. Clark


      /s/  JOSEPH A. FERNANDEZ, ED.D.       Director                               July 18, 1996
- ------------------------------------------
        Joseph A. Fernandez, Ed.D.


              /s/  DAVID L. WARNOCK         Director                               July 18, 1996
- ------------------------------------------
             David L. Warnock

                                EXHIBITS INDEX


     The following exhibits are filed as part of this Registration Statement:

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
- -------    -----------------------------------------------------------------------------------
 1         Form of Underwriting Agreement
 4.1       Restated Charter, as amended (incorporated by reference from the Registrant's
           Registration Statement on Form S-1 (Registration No. 33-15034); the Registrant's
           Registration Statement on Form S-1 (Registration No. 33-31527); and the
           Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1994)
 4.2       Bylaws (incorporated by reference from the Registrant's Registration Statement on
           Form S-1 (Registration No. 33-31527))
 4.3       Specimen Stock Certificate (incorporated by reference from the Registrant's Annual
           Report on Form 10-K for the fiscal year ended March 31, 1994)
 5         Opinion of Bass, Berry & Sims PLC
10.1       Non-Competition Agreement between the Registrant and Amy S. Harrison (incorporated by reference from the Registrant's Current Report on Form 8-K, dated April 12,
           1988)
10.2       Non-Competition Agreement between the Registrant and Martha A. Petrey (incorporated by reference from the Registrant's Current Report on Form 8-K, dated April 12,
           1988)
10.3       Registration Agreement between the Registrant and Amy S. Harrison and Martha A.
           Petrey (incorporated by reference from the Registrant's Current Report on Form 8-K, dated April 12, 1988)
10.4       1987 Employee Stock Option Plan, as amended (incorporated by reference from the
           Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995)
10.5       1989 Stock Option Plan for Non-Employee Directors (incorporated by reference from the Registrant's Registration Statement on Form S-8 (Reg. No. 2-33-33499)
10.6       Assignment and Sublease between the Registrant and Helicon, Incorporated
           (incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1990)
10.7       Warrant Agreement dated as of September 20, 1993 between the Registrant and Signet
           Commercial Credit Corporation (incorporated by reference to the Registrant's Annual
           Report on Form 10-K for the fiscal year ended March 31, 1994)
10.8       Loan Agreement dated as of September 23, 1994, by and between the Registrant,
           Children's Comprehensive Services of California, Inc. and National Health
           Investors, Inc. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)
10.9       Security Agreement/Deposits dated as of September 23, 1994, by and among the
           Registrant, Children's Comprehensive Services of California, Inc. and National
           Health Investors, Inc. (incorporated by reference from the Registrant's Current
           Report on Form 8-K, dated October 11, 1994)
10.10      Security Agreement/Projects dated as of September 23, 1994, between the Registrant,
           Children's Comprehensive Services of California, Inc. and National Health
           Investors, Inc. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)
10.11      Equity Participation Agreement dated as of September 23, 1994, by and between the
           Registrant, Children's Comprehensive Services of California, Inc. and National
           Health Investors, Inc. (incorporated by reference from the Registrant's Current
           Report on Form 8-K, dated October 11, 1994)
10.12      Assignment and Participation Agreement dated as of September 23, 1994, between the
           Registrant and National Health Investors, Inc. (incorporated by reference from the
           Registrant's Current Report on Form 8-K, dated October 11, 1994)
10.13      Assignment and Participation Agreement dated as of September 23, 1994, by and between Children's Comprehensive Services of California, Inc. and National Health
           Investors, Inc. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
- -------    -----------------------------------------------------------------------------------
10.14      Intercreditor Agreement dated as of September 23, 1994, by and among the
           Registrant, Children's Comprehensive Services of California, Inc., National Health
           Investors, Inc., First American National Bank, and T. Rowe Price Strategic Partners
           Fund II, L.P. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)
10.15      Loan and Security Agreement dated as of September 23, 1994, by and among First
           American National Bank, the Registrant and Children's Comprehensive Services of
           California, Inc. (incorporated by reference from the Registrant's Current Report on
           Form 8-K, dated October 11, 1994)
10.16      Collateral Assignment of Loan Documents dated as of September 23, 1994, by the
           Registrant in favor of First American National Bank (incorporated by reference from the Registrant's Current Report on Form 8-K, dated October 11, 1994)
10.17      Second Amendment to Collateral Assignment of Loan Documents dated January 29, 1996, by the Registrant in favor of First American National Bank (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended
           March 31, 1996)
10.18      Amendment No. 1 to Warrant Agreement dated October 4, 1995, between the Registrant and School Improvement Services, Inc. (incorporated by reference from the
           Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)
10.19      Consulting and Marketing Agreement, effective as of August 1, 1992, dated September
           22, 1994, by and between the Registrant and Helicon, Incorporated (incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995)
10.20      Agreement dated as of August 17, 1995, between the Registrant and Riverside County,
           California Superintendent of Schools for Special Education Services
10.21      Registration Rights Agreement dated September 20, 1993, by and between the
           Registrant and T. Rowe Price Strategic Partners Fund II, L.P. (incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)
10.22      Debt Subordination Agreement dated January 29, 1996, by and between First American
           National Bank, the Registrant and National Health Investors (incorporated by reference to the Registrant's Annual report on Form 10-K for the fiscal year ended
           March 31, 1996)
10.23      Guaranty and Suretyship Agreement dated January 29, 1996, by and between First
           American National Bank, the Registrant and Helicon Incorporated (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended
           March 31, 1996)
10.24      Second Amendment to Loan and Security Agreement dated January 29, 1996, by and among First American National Bank and the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31,
           1996)
10.25      Marketing & Consulting Services Letter Agreement, dated June 30, 1996, by and between Joseph A. Fernandez & Associates, Inc. and the Registrant
11         Statement Re: Computation of Per Share Earnings (incorporated by reference to the
           Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)
23.1       Consent of Ernst & Young LLP
23.2       Consent of Bass, Berry & Sims PLC (included in Exhibit 5)
24         Power of Attorney (included on signature page)